10/29

Follow-Up Materials

02055723

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Virotec Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 5090    FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE: 11/5/02

82-5090

02 OCT 29 AM 11:09



ARIS
6-30-02

OCT 28 2002

# TOWARDS A CLEANER ENVIRONMENT

## 2002 ANNUAL REPORT

VIROTEC
International Ltd

*"Our technologies will change the way many businesses are conducted and we believe our shareholders are well positioned to benefit from attractive growth."*

# >>> CONTENTS

*"By merging engineering, materials science, organics science and environmental science we deliver innovation and sustainable technologies."*

***BRIAN SHEERAN***
***Executive Chairman***



We are building a bigger, smarter, more responsive, more focused company and we face an immense challenge – our growing size.

What drives Virotec today is the same as it has always been. A corporate culture, with a unique perspective, that encourages and supports interdisciplinary thinking. By merging engineering, materials science, organics science and environmental science we deliver innovation. We deliver new ways to recover and use materials from waste streams and new ways to make transformation processes better. We deliver sustainable technologies.

Last year I stated that our greatest strength in the coming year would be the quality of our people and our shared vision to deliver the potential of our technology.

This year, I ask you to carefully digest the 2002 Annual Report. While many of the world's most influential companies are accelerating the pace of external investment to acquire new technologies to increase shareholder value, Virotec has continued to invest in our scientists, who we believe, are amongst the most innovative in the world.

I take this opportunity to thank all our people around the world for your extraordinary contributions. The Board believes you have added substantially to the intrinsic value of the company.

In summary, 2002 has been a year of considerable growth.

Virotec has established conclusively that ***Bauxsol™ Technology*** is a platform technology and that Virotec is not a single product company. In 2002, Bauxsol™ Technology delivered, and the ongoing research shows it will continue to deliver, a broad suite of patentable technologies and products that will support ongoing business expansion into many, diverse industry sectors.

We have responded, by steering a course to optimise the true value of the company and we have initiated a clear corporate strategy to facilitate increased market penetration.

We will continue to develop, manufacture and implement our new technologies in commercial situations in Australia. We are committed to following through complete vertical integration, from concept to customer, before taking proven technologies to the global market.

To facilitate commercialization, we have established and will continue to establish, new divisions within the company. Our new Virotec divisions, ***ViroMine™***, ***ViroSewage™***, ***ViroFlow™*** and ***ViroSoil™*** represent clearly identified market sectors. Each division is responsible for producing marketing materials and providing technical support for industry.

Our strategic management team is charged with increasing our international presence through strategic alliances, the sales of exclusive licenses or the establishment of joint venture partnerships based on geographical criteria or market dominance. To this end, the company is making steady progress.

In Europe, we have secured numerous, industry alliances for ViroMine™ remediation and have made considerable progress with environmental regulators. We also perceive that shorter lead times and a range of financial and environmental drivers will impact favourably on the acceptance of our new ViroFlow™ and ViroSewage™ products and current business planning involves participation with major

*"As shareholders of this company, we own a growing bank of intellectual property that is of fundamental importance to the prosperity of this company."*

strategic alliance partners aimed at increasing market penetration within a relatively short term (3-5 years).

In Asia, Virotec is currently stepping up its presence via strong and influential strategic alliances. Negotiations are underway in Hong Kong and China to implement ViroSewage™ Technology into a region where anticipated spending on the implementation of sewage treatment over the next 10-20 years will exceed US $1 billion. Furthermore, the company has established several significant regional alliances for the distribution of ViroFlow™ and ViroMine™ product ranges.

In North America, several companies have undertaken extensive due diligence and Virotec is negotiating with potential parties in regard to issuing licenses for the right to use products in the ViroFlow™ and ViroMine™ product groups. We will also be seeking to expand the ViroSewage™ Division throughout North America.

Growth is never a matter of simple expansion. We must strive to maintain our culture in the face of growth and change, a culture that has created opportunities for us in the past. This means not only forming strong, powerful alliances but protecting our key scientific competencies. Our people want to make a difference.

Increasingly, our success will be linked, not just to the market adopting our latest technological breakthroughs, but to the realization in the marketplace that we lead the world in creating innovative, sustainable technologies to provide solutions to some of society's main materials challenges.

As shareholders we own a growing bank of intellectual property that is of fundamental importance to the prosperity of this company.

For instance, ***ViroSewage™ Technology*** is the result of 18 months of extensive product development, at two commercial treatment facilities, and it represents a breakthrough for sewage treatment that can be implemented throughout the world. Increasing urbanisation and industrialisation have resulted in a dramatic increase, not only in the volume of wastewater produced around the world, but also in the volume of biosolids. The ViroSewage™ system not only overcomes many of the long standing problems associated with traditional wastewater treatment, it also paves the way for municipal councils to safely dispose of biosolids and to efficiently recycle sewage nutrients. Although the technology has only been announced to the market in the past month, the company believes that sales momentum should build quickly.

***Basecon™ Technology*** is another world class breakthrough achieved in 2002 and the company is currently marketing the technology to the Alumina Industry. Basecon™ Technology provides a 'walkaway' solution to an industry that produces over 70 million tons of caustic waste every year and openly acknowledges that it faces enormous challenges in relation to the storage of this waste. With Basecon™ Technology, our scientists have clearly shown that Virotec leads the world in innovative research into alumina refinery waste. We have provided the alumina industry with an economic incentive to neutralise refinery waste in such a way that it is no longer caustic and we have answered another of the great materials handling challenges on the planet. We have also developed an economic means to provide the non-caustic raw material needed by Virotec for use in Bauxsol™ Technology.

It is hard to identify the company's single greatest achievement to date.

*"We have a corporate strategy that will protect our core efficiencies, encourage market growth and retain ownership of our key technologies."*

# >>> LETTER FROM THE CHAIRMAN

We certainly believe that Bauxsol™ Technology remains one of the world's great environmental breakthroughs. It underpins the intellectual property that forms the basis of our ***ViroMine™ Division***, a world class business in mine site remediation that provides world class solutions to acid mine drainage and tailings dam remediation. This is a global market worth fighting for.

Like many shareholders, I have, at times, been frustrated by the long lead times associated with implementing our new mining solutions into the marketplace. However we have made important progress and I would like to publicly applaud some of the key regulators that have been supportive and have shown a genuine interest in embracing new environmental initiatives. These include the New Zealand government, the Italian, Portuguese and UK governments in Europe and the US EPA.

In addition to the integral progress we are making with key environmental regulators, I am confident that global growth for ViroMine™ Solutions will be further enhanced by the calibre of a powerful strategic partner.

Another new division of the company, established in 2002 and poised to generate earnings growth, is the ***ViroFlow™ Division***, which provides practical solutions to industry for clean water and waste. Economic drivers and environmental drivers push industry to adopt new technologies to increase production capacity or reduce operating costs. In the last 12 months the ViroFlow™ division has developed two new reagents, ***ViroChrome™*** for the tanning industry and ***ElectroBind™*** for the electroplating industry. Both reagents provide superior wastewater performance and reduce operational bottlenecks. Furthermore, ElectroBind™ has demonstrated that it will contribute to the customer's bottom line.

As we move forward into 2003, we are quite "bullish" about our future. We have a corporate strategy that will protect our core efficiencies, encourage market growth and retain ownership of our key technologies. We have a cash reserve of approximately $12 million and no borrowings. From day one, we have adopted conservative accounting principles that have prompted the company to write off over $3.3 million on research and development and this has added value to our core assets. It also means lower charges against future revenue.

Virotec is committed to creating value by delivering diverse, multi-product outcomes that tackle some of the great materials challenges of this century. It is becoming more and more evident that the assimilative capacity of the earth's environment is limited and we believe that mainstream economics will embrace the economics of innovation. More and more, financial imperatives will factor in the efficiency and viability of material flows and the potential for cost reductions through the adoption of new technologies that recycle materials and achieve zero emissions.

At Virotec, we believe the optimal use of materials is fundamental to environmental sustainability and we are proud of the global role we are playing in shaping tomorrow.

Our technologies will change the way many businesses are conducted and we believe our shareholders are well positioned to benefit from attractive growth.

*BRIAN SHEERAN*
*Executive Chairman*

*Virotec is steadfastly building a global infrastructure to meet the global need for our proprietary technologies...*

*Virotec International Ltd* is one of the first companies in the world to bring innovative research to alumina refinery waste. Virotec Director Professor McConchie and his team began researching the properties of alumina refinery waste in the early 1990's resulting in Virotec commercialising Bauxsol™ Technology.

In February 2000, the technology was used to treat a small one million litre pond of acid mine drainage at a former gold and silver mine, in northern NSW Australia. The success was almost immediate. Several months later, in mid 2000, Virotec scaled up an in-situ process to treat a 1.6 billion litre tailings dam. After the treatment, a sediment binding the heavy metals and keeping them insoluble, had settled to the base of the dam and the water was so clean it met stringent environmental standards. Since then, the company has developed specific reagents from Bauxsol™ Technology that enhance its economic viability and its specific performance.

One such reagent, Acid B™, was developed for use at Baia Mare in Romania where Virotec cleaned acid metals-laden waters to stringent European standards in front of independent observers from the European Union and the United Nations. One year earlier, water had spilled out of the tailings dam causing an environmental disaster.

Today, Virotec manufactures Bauxsol™ Technology reagents in Sardinia, at the site of the Eurallumina refinery. After manufacture, Virotec reagents are stockpiled for bulk transport to supply fast growing operations in Australia and Europe for the ViroMine™ ViroFlow™ ViroSewage™ and ViroSoil™ divisions of Virotec.



*Executive Chairman, Brian Sheeran, drinks previously toxic water at Baia Mare, Romania, after another 'world first' Virotec treatment.*

## GLOBAL GROWTH


Australia
Europe
USA
Asia
Commercial Contracts
Commercial Pilot Tests
EPA Regulatory Approvals
Sales Infrastructure
Scientific Infrastructure
Raw material Supply
Patents
Research & Development
PENDING
ONGOING
ESTABLISHED

## >>> CORPORATE DEVELOPMENT

*...producing and using Bauxsol™ as a raw material to manufacture commercial reagents for a wide range of industries and environmental problems.*



ALUMINA REFINERIES
VIROTEC International Ltd
CAUSTIC ALUMINA REFINERY RESIDUE
BASECON™ TECHNOLOGY NEUTRALISATION PROCESS
BAUXSOL™ RAW MATERIAL
BAUXSOL™ TECHNOLOGY - A PLATFORM TECHNOLOGY
NATURAL ADDITIVES
MINING PROCESSES & REHABILITATION
DRINKING WATER & INDUSTRY PROCESSES
SEWAGE TREATMENT INDUSTRY
AGRICULTURE & ENVIRONMENTAL REMEDIATION
VIROMINE™ DIVISION
VIROFLOW™ DIVISION
VIROSEWAGE™ DIVISION
VIROSOIL™ DIVISION
Clean Mining Technology
Clean Water & Waste Technology
Clean Sewage & Biosolid Technology
Fertile Soils Technology



*The worldwide alumina industry produces over 70 million dry metric tons of caustic bauxite residue annually. For decades, the alumina industry has been investigating options for its treatment, disposal, and for end use.*

## ALUMINA REFINERY WASTE



The worldwide alumina industry produces over 70 million dry metric tons of residue (alumina refinery waste) annually and Australia is the largest alumina refiner in the world. The residue is a by-product of the Bayer process that separates out of solution. It is washed to recover the caustic soda and then pumped to large surface impoundments or lagoons.

However, washing does not ensure the complete recovery of the caustic aluminate, and the pH is usually greater than 13.0 and often about 13.5. Consequently, there are major concerns for the potential for leaching and groundwater contamination. Disposal areas have limited future land use and some disposal areas spread over thousands of acres.

The alumina industry has openly declared that it faces challenges related to the storage of residue. These include financial issues such as product liability and probably under-estimation of potentially high life-cycle costs of future disposal and monitoring.

The industry also recognises that it could face tighter environmental regulations in the future and governments may change the current designation of this highly caustic material to that of 'hazardous waste'.

# >>> ALUMINA CONSULTING DIVISION

## CLEAN ALUMINA WASTE TECHNOLOGY



*In 2002, Virotec developed Basecon™ Technology. It provides the alumina industry with an economic incentive to neutralise alumina refinery waste in such a way that it is no longer caustic. It also produces an excellent raw material for Virotec to use in environmental remediation.*

### BASECON™ TECHNOLOGY

Basecon™ Technology is a significant breakthrough that has the potential to benefit the alumina industry throughout the world. Basecon™ Technology can be applied as part of the Bayer process, enabling the alumina industry to produce an environmentally benign waste that poses no threat of groundwater contamination.

Basecon™ Technology can also be applied to caustic residue that is currently stored in containment ponds, enabling immediate, and complete environmental remediation and revegetation. When adopted as part of the refinery process, Basecon™ Technology overcomes the economic and environmental limitations imposed by current seawater neutralisation techniques.

Basecon™ Technology is not subject to geographic factors. Any refinery, anywhere, can choose their preferred neutralising agent from of a wide range of readily available products.

A fully neutralised residue is produced using substantially reduced water handling and storage costs.

Basecon™ Technology also produces a refinery residue that is an excellent raw material for use by Virotec.



***Prof David McConchie leads the Alumina Industry consulting team.***

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*AMD pollution can poison drinking water, contaminate ground water and destroy aquatic life. Many of the heavy metals, such as cadmium, lead and zinc, are highly toxic, and can produce detrimental effects on the environment through the food chain.*

## ACID MINE DRAINAGE

It has only been in the last 25 years that regulators have understood the devastating impact of Acid Mine Drainage. It is considered to be the principal threat posed by mining activity, past present and in the future. The US EPA estimates that, in the USA, Acid Mine Drainage affects over 500,000 sites with a remediation liability ranging from US$33 to $72 billion.

As the world continues to gain experience in treating and preventing Acid Mine Drainage the focus is on new technologies.

Typical sources of acid mine drainage at mine sites are underground workings where ground water percolates through a honeycomb of tunnels and shafts, piles of waste rock, mining overburden and exposed tailings. Mines may be a source of acid mine drainage for thousands of years.







***Throughout Europe, Roman mine sites continue to generate Acid Mine Drainage, 2,000 years after mining has ceased.***

## >>> VIROMINE™ DIVISION

### CLEAN MINING TECHNOLOGY



*When ViroMine™ reagents are applied to acid mine drainage as part of a customised solution, they purify the contaminated water to stingent environmental standards that protect aquatic ecosystems.*

### BAUXSOL™ TECHNOLOGY

Neutra B™, Acid B™, and Acid B Extra™ are ViroMine reagents developed from Bauxsol™ Technology that provide an outstanding, single-stage treatment to clean acid mine water.

When used to treat acid mine waters by direct addition, ViroMine reagents settle through 10 metres of water within 48 hours, extracting the toxins in the process. Unlike lime, the treatment does not leave behind a toxic sludge. Rather, it generates a thin, non-toxic, stable sediment - typically less than 5mm thick.

ViroMine has also developed Terra B™ to prevent the formation of acid mine drainage in the first place by stabilising exposed waste rock, mining overburden and tailings. In most cases treated soils and wastes can be used to create a rich substrate for plant growth safe in the knowledge that immobilised metals cannot be translocated into adjoining non-polluted environments or taken up by plants.



*Highly acidic water from Portugal before and after treatment with Acid B Extra™.*

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*In most of the major tailings dam mishaps the major problem reported was the supernatant water. At Los Frailes in Spain, the wall of the tailings impoundment failed in April 1998, releasing around 5.5 million cubic metres of acid water.*

## TAILINGS DAMS

It is estimated that some 13 billion tonnes of stone, 10 billion tonnes of sand and gravel, and 500 million tonnes of clay are used annually. Accordingly, there are tens of thousands of tailings dams worldwide containing billions of tonnes of mineral processing wastes. The "World Register of Mine and Industrial Tailings Dams" list eight higher than 150 metres, 22 higher than 100 metres and 11 higher than 50 metres.

Due to their vast quantities, liquid nature and very high content of toxic metal contaminants, their containment and control are an ongoing management concern at virtually all mine sites. The impact of seepage is a constant concern.

However, the most serious issue relates to the potential of tailings dams to fail or collapse, claiming lives and causing considerable environmental damage. The damage caused by these failures in terms of human casualties, destruction of property, disruption of communications, pollution of the environment and economic loss to the mining industry is enormous.







*There has been a reported failure of a Tailings Dam almost every year for the past two decades.*

# >>> VIROMINE™ DIVISION

## CLEAN MINING TECHNOLOGY



*In August 2000, Virotec achieved a 'world first' when it cleaned the toxic water in a 1.6 billion litre Australian tailings dam. Today, it would be the cleanest tailings dam in the world and all excess water has been safely released.*

### "CLEAN AND RELEASE" TREATMENT

Tailings Dam wall failure and overtopping are both tragic events that can be avoided to a very large degree through the adoption of disposal systems that effectively eliminate water in and on the tailings disposal structure.

Virotec's Bauxsol™ Technology is applied via new, proprietary reagents (Neutra B™, Acid B™, Acid B Extra™, Alka B™ or Cya B™) in a single-stage, 'in-situ' treatment capable of cleaning large volumes of tailings dam water and converting toxic dams into reservoirs of clean water and the treated water can even be emptied into sensitive ecosystems or drinking water catchments.

Once the tailings impoundment has been effectively de-watered, ViroMine™ Solutions can incorporate Terra B™ stabilization through the dry tailings rock-like mass. A ViroMine™ tailings dam closure plan is a total solution for a gentler environmental footprint. It proves Tailings Dams can be cleaned, emptied, decommissioned and revegetated.



*ViroMine™ reagents are applied in a single stage, in-situ treatment. They settle quickly to the base of the dam extracting toxic metals out of solution.*

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*The average person in the industrialized world produces between 60 and 140 gallons of sewage per day. In the United States, approximately 2.3 trillion gallons of municipal effluent are passed into the coastal waters, rivers, streams and bays each year.*

## EXISTING SEWAGE TREATMENT

> *Odour Pollution:* Expanding cities and towns mean that houses are located much closer to original plants and, increasingly, governments must deal with complaints about foul odour. In some crowded cities, governments have even been forced to replace all conventional open sewage tanks.

> *Overloaded Capacity:* Burgeoning human numbers and growing consumption per capita are putting intense pressure on sewage treatment facilities. Local governments are being asked to finance new capital infrastructure to cope with rapidly increasing loads on treatment facilities.

> *Phosphorous Pollution:* Liquid effluent discharge pipes from many municipal plants are often "point sources" of phosphate pollution. In conventional treatment plants the rate of phosphorous removal can be as low as 10% - 30%. Even Biological Nutrient Removal (BNR) plants frequently discharge excessive phosphate as they are very sensitive to disruptions.



> *Heavy Metal Leachate:* Due to the potential of heavy metals leaching, strict guidelines are being imposed on the disposal of sludge and biosolids in landfills, depending on the proximity of the landfill to pristine groundwater which is an irreplaceable source of drinking water.

***Burgeoning human numbers are putting intense pressure on sewage treatment facilities.***

# >>> VIROSEWAGE™ DIVISION

## CLEAN SEWAGE TREATMENT TECHNOLOGY



*In 2002, Virotec announced its new ViroSewage™ Technology which could revolutionise the global sewage treatment industry. Easily integrated into existing sewage treatment facilities, it involves a simple engineering retro-fit and the application of new ViroSewage™ reagents.*

### THE VIROSEWAGE™ SYSTEM

> ***Odour Elimination:*** When ViroSewage™ Technology is applied in a facility upstream of known odour sources, it significantly reduces the biological production of organic and inorganic volatile sulphur compounds that cause odour problems. New sewage plants can even be built near existing populations substantially reducing capital outlays for pipes over long distances.

> ***Increased Capacity:*** ViroSewage™ Technology almost eliminates the need for costly flocculants yet it stimulates faster particle-fluid separation, resulting in up to a 50% reduction in residence time in the final clarifier and potentially promoting a dramatic increase in capacity.

> ***Phosphorous Removal:*** ViroSewage™ Technology removes over 99% from all effluent streams. This also results in considerable improvements in the efficiency and ongoing management of any BNR process allowing it to concentrate exclusively on the removal of nitrogen.

> ***Heavy Metal Immobilisation:*** ViroSewage™ Technology extracts toxic metal ions from effluent and also effectively immobilises any heavy metals in the sludge or biosolids ensuring that they cannot leach into the environment and are no longer bioavailable.

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |

# BIOSOLID TREATMENT



*The trends in high population density first-world countries are clear. Increased levels of wastewater treatment will result in considerable increases in the volume of treated biosolids. How can they be used without threatening human health or the environment?*

## BIOSOLIDS DISPOSAL IS A GROWING PROBLEM

Since 1972, US communities have doubled the amount of sewage sludge they produce annually. In the EU, sludge is predicted to increase from 6.6 million tonnes in 1992 to at least 9.4 million tonnes by 2005.

Many local authorities are searching for the best way to produce a value-added product from biosolids that meets stringent environmental standards, is saleable in multiple markets and optimises its reuse.

The EU expects the proportion of sludge used for agriculture and soil conditioning to have increased by 73% by 2005. In the USA, by-products from composted biosolids are used on some of the most high-profile lawns and gardens in the country including the White House.

When the ViroSewage™ system is applied, sewage treatment facilities produce biosolids that result in superior composting and superior end products.



*This test program demonstrated that ViroSewage™ biosolids result in superior composting.*

# >>> VIROSEWAGE™ DIVISION

## CLEAN SEWAGE TREATMENT TECHNOLOGY



*The ViroSewage™ philosophy behind innovative sewage treatment is that sewage is a resource with nutrients that should be returned to the land and not discarded to waterways. ViroSewage™ Technology is at the forefront of recycling sewage nutrients.*

### VIROSEWAGE™ BIOSOLIDS ARE A VALUABLE RESOURCE

> ***Faster, Cleaner Composting:*** Biosolids generally compost at a temperature of 55°C to 65°C. ViroSewage™ biosolids cause the temperature to rise as high as 85°C, eliminating 100% of pathogens generally within 24 hours. This results in a 65% reduction in time for composting.

> ***Cheaper Composting:*** Biosolids composting require the addition of a bulking agent such as green mulch, wood chips, shredded bark or sawdust. ViroSewage™ biosolids require 40% less bulking agent and this contributes to a large reduction in the size of the composting facility.

> ***Phosphate Enriched Compost:*** ViroSewage™ biosolids are phosphate enriched and unlike normal biosolids they can be used to improve soils whose pH is even less than 5.5.

> ***Odour Free Compost:*** All facilities handling biosolids produce odours and frequently composting facilities are forced to operate at reduced capacity due to objectionable odour issues. ViroSewage™ biosolids have no odour and this eliminates odour at composting facilities.

> ***Environmentally Safe Compost:*** Composting facilities generally require drainage systems and a "pond" to catch runoff to eliminate non-point source pollution from noxious leachate. ViroSewage™ biosolids minimise leachate runoff.

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*There are more than 10,000 electroplating shops throughout the United States. An average plating shop produces approximately 55,127 tons (50,000 tonnes) per year of waste rinse water that requires treatment for removal of toxic metal ions.*

## ELECTROPLATING INDUSTRY



Electroplating is the production of a surface coating of one metal upon another to provide corrosion resistance, hardness, wear resistance, anti-frictional characteristics, electrical or thermal conductivity or decoration. The most commonly electroplated metals and alloys include brass (copper-zinc), cadmium, chromium, copper, gold, nickel, silver, tin, and zinc.

Electroplating operations produce heavy metal bearing wastewaters and solid wastes which are classified as a hazardous waste.

The magnitude of these wastes is tremendous. Current estimates indicate that about 496,141 tons of hazardous sludge is produced in the US by electroplating annually. The cost of handling this waste nationwide is enormous.



***Current estimates indicate that about 496,141 tons of hazardous sludge is produced in the US alone by electroplating annually.***

# >>> VIROFLOW™ DIVISION

## CLEAN INDUSTRIAL WASTE & WATER



*ElectroBind™ helps the electroplating industry improve costly operating efficiencies and meet stringent environmental regulations for wastewater without producing a toxic sludge.*

### ELECTROBIND™

ElectroBind™ is a new, high-performance reagent, developed from Bauxsol™ Technology that replaces conventional alkaline treatments. It is mixed with process waste-water and binds up to 99.9% of the heavy metal contaminants within the fine sediment as insoluble minerals.

ElectroBind™ has several key industry advantages.

1. Conventional treatments create significant scaling or caking problems within the wastewater plant, which often force production to slow or stop. ElectroBind™ prevents scaling in dewatering screens.

2. ElectroBind™ reduces the production of bottlenecks caused by the time taken to treat effluent water in batch effluent treatment process and increases effluent throughput.

3. Conventional treatments produce large volumes of unstable sludge, which is costly to dispose of. ElectroBind™ reduces sludge volumes by up to 50%, and produces an environmentally safe residue which may be disposed of as a non-leachable solid residue.

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*Leather tanning is the world's largest industry based on a by-product. Hide, skins, leather and leather products represent a significant proportion of the value of world trade in agricultural commodities, amounting to approximately US$35 billion per annum.*

## LEATHER TANNING INDUSTRY



Chrome tanning processes are relatively fast and simple compared to other tanning methods, yielding a leather that is both heat and wear-resistant. However, chromium is now classified as a human carcinogen by the World Health Organisation and ingesting large quantities of chromium can cause stomach upsets and ulcers, convulsions, kidney and liver damage and even death.

Current water treatment is not only expensive, it requires costly sludge disposal. Over the last five years in the European Union, effluent treatment generated a hazardous sludge containing, on average, 1.5 thousand metric tons of chromium per annum.

The EU tanning industry employs about 54,860 workers and is still the world's largest supplier of leather in the international marketplace, followed by China, South Korea, Mexico, Brazil, India, Pakistan and Thailand.



*ViroChrome™ helps the leather tanning industry produce leather and meet stringent environmental regulations for wastewater by removing the number one pollutant, chromium, without producing a toxic sludge.*

## VIROCHROME™

ViroChrome™ is a new, high-performance reagent, developed from Bauxsol™ Technology, to remove the number one pollutant, chromium, from tannery wastewater and to reduce solid waste.

> ***ViroChrome™ has several key industry advantages:***

1. ViroChrome™ achieves 99.9% chromium removal in a mere 24-hour treatment period and consistently reduces all metal levels in the effluent below the required 10 ppm prior to discharge.

2. ViroChrome™ raises effluent pH, significantly lowers biological oxygen demand and total suspended solids and replaces non-treating batch settling processes.

3. ViroChrome™ immobilises the metal chromium in a non soluble, non-reactive sediment that is easily recovered and de-watered and meets stringent leaching test requirements.

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Commenced | Pending |



*Dead fish litter the shores of waterways troubled by blue-green algae. The culprit in this crime against nature is phosphorus pollution, a growing danger to delicate lake ecosystems.*

## PHOSPHORUS POLLUTION

If phosphorus is allowed to escape in effluent that is discharged to surface waters, it creates favourable conditions for algae and aquatic plants. Excess vegetation can choke a lake; respiring and decaying vegetation also consume oxygen and cause fish kills.

Typical limits for discharge of phosphorus vary between the range 0.1-1 mg/L.

Point sources of phosphorus pollution include sewage treatment facilities, agricultural activity, such as animal feeding operations, vegetable washing and the processing of agricultural products.

In the paper industry, some paper mills face the need to reduce phosphorus effluent levels and strong effluent colour.







***The paper industry is another industry that manages phosphorus effluent levels.***

## >>> VIROFLOW™ DIVISION

### CLEAN INDUSTRIAL WASTE & WATER



*ViroPhos™ is a new patented reagent, exclusive to Virotec, that provides rapid and efficient removal of dissolved phosphorus from water, even at very low levels, and transfers the phosphate nutrient to a stable sediment that can be used to improve soils.*

### VIROPHOS™

ViroPhos™ is a new, high-performance treatment system developed from Bauxsol™ Technology that:

> ***Significantly reduces the total effluent phosphorus*** (organic and inorganic phosphorus) to well below 0.5mg/L and often to concentrations at, or below, the detection limit,

> ***Achieves maximum phosphorus removal*** even at very low, initial phosphorus concentrations in both aerobic and anaerobic conditions and within a very broad range of pH.

> ***Produces a faster incremental settling rate*** resulting in a phosphate enriched sediment that is only 40%-50% of the volume of traditional treatment sludges and yet is remarkably stable. This sediment will remain stable even in anoxic conditions and can be used to improve soils.

ViroPhos™ is also being tested in the paper industry to see if it simultaneously eliminates strong effluent colour.



***ViroPhos™ prevents the formation of blue-green algae.***

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*33 million hectares of Australia's farm land are currently highly acidic soils.*
*A further 55 million hectares of moderately acid soils are also at risk of severe degradation.*
*Acidic soils cost the Australian economy about $300 million a year in lost production.*

## ACID SULPHATE SOILS



Acid sulphate soils are the nastiest soils in the world. They generate sulphuric acid that leaks into drainage and floodwaters, dissolves aluminium, heavy metals and arsenic from soils, and corrodes steel and concrete. Soil survey data suggests a total of 24 million hectares worldwide of acid sulphate soils and potential acid sulphate soils.

In agriculture, acidic soils restrict root development so water reserves in the subsoil are not available to the crop. Soil ripening is arrested, so the soil remains soft and saline at shallow depth. This means loss of productive species, weed and insect invasion, soil erosion, increased risk of dry land salinity, general vegetation decline, nutrient run-off into water storages, animal production decline, reduced microbial activity and diminished farm income.

Property developers also face engineering hazards from acidic soils. These include corrosion of steel and concrete, low bearing strength and uneven subsidence, drain blockages and damage to underground infrastructure (water systems, foundations and cable networks).







***Ongoing trials prove ViroBind™ treatments remediate soils and promote vigorous plant growth.***

## >>> VIROSOILS™ DIVISION

### FERTILE SOILS TECHNOLOGY



*Virobind™ is a durable, insoluble, long-lasting solution for acid sulphate soils that will enhance nutrient retention capacity and promote plant growth. As it cannot be leached from soil by rainwater or groundwater it will outperform and outlast lime.*

### VIROBIND™

The standard practice for treating acid sulphate soils has been to neutralize with lime, but the lime washes away, damages plants and sometimes actually aids in acid formation.

A ViroBind™ treatment neutralises the acid generating capacity of acidic soils, enhances nutrient retention and promotes the retention of water and vigorous plant growth.

It also prevents the leachate of heavy metals, by instigating a crystalline change through an ongoing process that causes the formation of new, chemically and physically stable, mineral phases with very low solubilities. These new mineral phases remain stable, even if there are large changes in acidity, alkalinity, temperature and pressure.

A Virobind™ treatment is easily applied. It will outperform and outlast lime particularly in the treatment of unoxidised sulphidic soils or sub-surface acidity and it cannot be deactivated by iron or aluminium oxyhydroxide precipitates. It will not accelerate sulfide decomposition and it will not cause the formation of gypsum.



ViroBind™ treatments have been used to grow vegetation on 'ecological scalds', remediate harbour sediments and prevent acidic runoff into sensitive aquaculture ponds.

| Research & Development | Product Development | Commercial Product Trials | Commercial Sales & Marketing |
|---|---|---|---|
| Completed | Completed | Completed | Commenced |



*We specialise in non-routine analysis and we are able to detect extremely low levels of contaminants, or other chemicals, with our state-of-the-art equipment, particularly organics in the environment or in food.*

## ADVANCED ANALYSIS OF ORGANIC CONTAMINANTS

ViroLab™ Analytical Services (previously Virotec Global Solutions) is a NATA registered laboratory that has been operating for 20 years. It specializes in organic contaminants in environmental samples and over the years it has been asked to detect many unusual contaminants, including pesticide and herbicide levels in seeds, fruit and vegetables, contaminants in printer's inks and petrol, organics in cereal and $CO_2$ analysis for the beverage industry.

ViroLab™ prides itself on its cutting edge technology and its experience. It is able to develop methods and analyse very unusual contaminants - be it in water, soil, plant material or air - including a wide range of analytes, alcohols, amines, PAH's, glycol, BTEX, and specialty gases such as mercaptans, $H_2S$, $CO_2$, CO, NOx and SOx.



The laboratory is capable of delivering solid phase extraction (SPE) and solid phase micro extraction (SPME) techniques and its sophisticated technology includes GC/MS and LC/MS to enable low level detection of environmental contaminants and GC & HPLC systems with various detectors.

## ANALYTICAL SERVICES



*Changes to our operations and marketing strategy increased revenue in 2002 by 36.8% on an annualised basis. Our unique capabilities complement existing scientific strengths within the company and encourage interdisciplinary thinking.*

### AIR EMISSIONS

ViroLab™ provides a wide range of analytical capabilities for sampling and analysing discharges to the Air Environment by employing methods developed and approved by EPA Victoria, USEPA, Australian Standards, NIOSH, OSHA or customised in-house methods. Emission testing is generally carried out to demonstrate compliance with regulatory requirements, to assist in determining cleaner production opportunities or as an aid in troubleshooting abnormal conditions in a plant.

ViroLab™ also specialises in plume dispersion modelling, which can be used to determine the height a chimney should be to minimise its environmental impact, determine compliance with the State EPA Policy, provide Environmental Impact Statements for Environmental Management Systems and Works Approval Applications or assist in licence revisions.



***ViroLab™ offers advanced laboratory analysis to a wide range of industries.***

*In 2002 we invested in the development of new technologies and new patents. We also expanded corporately and operationally and significantly increased revenue from operations at our commercial laboratory in Melbourne.*



*Bruno Bamonte, Financial Director*

## VIROTEC MAINTAINS A STRONG FINANCIAL BASE

In the 2002 financial year, Virotec continued to develop its core assets, namely its technology base, and expand corporately and operationally, while maintaining a strong financial base. As at 30th June 2002, Virotec held $11.9 million cash on hand.

This has been a year of purposeful, commitment to research and development. We doubled the expenditure of the previous year, spending in excess of $1.8 million, and we were rewarded with the lodgement of four new patent applications, the development of ViroSewage™ and Basecon™ Technologies and numerous commercial advancements to Bauxsol™ Technology. From day one, we have adopted conservative accounting principles that have prompted the company to write off over $3.3 million on research and development and this has added value to our core assets. It also means lower charges against future revenue.

We continue our commitment to global corporate growth. In July 2001 the Company listed on the Alternate Investment Market of the London Stock Exchange and recently, we completed all corporate and commercial requirements, including a public filing of a Form 20-F with the US Securities Exchange Commission, so that Virotec is ready to list on the NASDAQ Stock Exchange through a level 2 ADR program whenever the Directors believe it is appropriate.

External operations of our group continue to expand, largely through strategic partnerships. Our internal growth has resulted in four new operational divisions and increased manufacturing capacity out of Sardinia. Our infrastructure now encompasses most of Europe and Asia and we are making excellent progress towards expansion into North America. Meanwhile, changes to the operations and marketing strategy of our laboratory in Melbourne should continue to deliver good earnings growth.

This company is well prepared to aggressively pursue opportunities in the coming year.

# >>> VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

## FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

### INDEX



The dollar amounts in this report are Australian dollars, unless otherwise stated.

# >>> CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated. These practices are dealt with under the following headings: Board of Directors and its Committees, Internal Control Framework, and the Role of Shareholders.

## BOARD OF DIRECTORS AND ITS COMMITTEES

### > *Role of the Board*

The Board's primary role is the protection and enhancement of long-term shareholder value. To fulfil this role, the Board is responsible for the overall Corporate Governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

### > *Board Processes*

To assist in the execution of its responsibilities, the Board has established an Audit Committee and a framework for the management of the consolidated entity including a system of internal control.

The full Board will hold meetings on a regular basis and at other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Executive Chairman, and standing items include the Executive Chairman's Report, financial reports, and operational reports. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

### > *Composition of the Board*

The names of the directors of the Company in office at the date of this Statement are set out in the Directors' Report. The composition of the Board is determined using the following principles:

- The Board should comprise five directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate is identified.
- The Board should comprise a majority of non-executive directors.
- The Board should have enough directors to serve on various committees of the Board without overburdening the directors or making it difficult for them to fully discharge their responsibilities.
- Directors appointed by the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Executive Chairman) are subject to re-election at least every three years.

### > *Conflict of interest*

In accordance with the Corporations Act 2001 and the Company's constitution directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the director concerned is not present at the meeting whilst the item is considered.

> *Independent professional advice and access to Company information*

Each director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the Chairman, may seek independent professional advice at the Company's expense. A copy of any advice received by the director is to be made available to all other members of the Board.

> *Audit Committee*

The role of the Audit Committee is documented in a Charter that has been approved by the Board of Directors. In accordance with this Charter, the majority of the members of the Committee must be non-executive directors. The role of the Committee is to advise on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

It also gives the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

The members of the Audit Committee are:

M. Nissen (Chairman)
J. Glynn
B. Bamonte

The external auditors, the Executive Chairman and the Company Secretary, are invited to Audit Committee meetings at the discretion of the Committee. The Committee is expected to meet four times during the year.

The responsibilities of the Audit Committee include:

> Reviewing the financial report and other financial information distributed externally.

> Reviewing any new accounting policies to ensure compliance with Australian Accounting Standards and generally accepted accounting principles.

> Reviewing audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified appropriate and prompt remedial action is taken by management.

> Reviewing the nomination and performance of the auditor.

> Considering whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence.

> Liaising with the external auditors and ensuring that the annual audit and half-year review are conducted in an effective manner.

> Monitoring the establishment of an appropriate internal control framework and considering enhancements.

> Monitoring the procedures in place to ensure compliance with the Corporations Act 2001 and Stock Exchange Listing Rules and all other regulatory requirements.

> Addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investments Commission, Australian Stock Exchange and financial institutions.

The Audit Committee reviews the performance of the external auditors on an annual basis and plans to meet with them during the year as follows:

Audit planning

> To discuss the external audit plan.
> To discuss any significant issues that may be foreseen.
> To discuss the impact of any proposed changes in accounting policies on the financial statements.
> To review the nature and impact of any changes in accounting policies adopted by the consolidated entity during the year.
> To review the fees proposed for the audit work to be performed.

Prior to announcement of results

> To review the pro forma half-yearly and pro forma preliminary final report prior to lodgement of those documents with the ASX, and any significant adjustments required as a result of the audit.
> To make the necessary recommendation to the Board for the approval of these documents

Half-year and annual reporting.

> To review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made.
> To review the draft financial report and the report of the auditor and to make the necessary recommendation to the Board for the approval of the financial report.

As required

> To organise, review and report on any special reviews or investigations deemed necessary by the Board.

The current external auditors KPMG were appointed as auditors in 1988. The current lead audit engagement partner has been responsible for the engagement for the past 5 years. The policy of the Board on audit is for the lead audit engagement partner to rotate in accordance with any published ASX, ASIC and SEC guidelines and the rotation policy of the external audit firm. The current external auditor has advised that their policy relevant to Virotec is to rotate the audit engagement partner each 5 years.

The external auditor has attended all audit committee meetings during the year. The Board's policy is for the external auditor to attend audit committee meetings without executive management present, if necessary. The external auditor will be provided with the opportunity, at their request, to meet with the Board of Directors without management being present.

## INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the Board has instigated an internal control framework that can be described under four headings:

(a) Financial reporting – there is a comprehensive budgeting system with an annual budget approved by the directors. Monthly actual results are reported against budget and revised forecasts for the year are prepared regularly.

(b) Continuous disclosure – the consolidated entity has procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules.

> All information provided to the ASX is immediately posted to the Company's web site,
> A comprehensive process is in place to identify matters that may have a material effect on the price of the Company's securities and notify them to the public relations department,
> The Finance Director and the Company Secretary are responsible for interpreting the Company's policy and where necessary informing the Board, and
> The Company Secretary is responsible for all communications with the ASX.

(c) Functional speciality reporting – the consolidated entity has identified a number of key areas which are subject to regular reporting to the Board such as Environmental, Legal and Operations matters.

(d) Investment appraisal – the consolidated entity has clearly defined guidelines for capital expenditure. These include annual budgets, detailed appraisal and review procedures, levels of authority and due diligence requirements where businesses are being acquired or divested.

## THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders as follows:

> The Board ensures that the full annual financial report is sent to all shareholders.
> The half-year financial report is prepared in accordance with the requirements of applicable Accounting Standards and the Corporations Act 2001 and is lodged with the Australian Securities and Investments Commission and the Australian Stock Exchange. The financial report is sent to any shareholder who requests it.
> Proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders.
> Notices of all meetings of shareholders.

All documents that are released publicly are made available on the consolidated entity's internet web site *www.virotec.com*.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are requested to vote on the appointment of directors, the granting of options and shares to directors and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

The directors present their report together with the financial report of Virotec International Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the independent audit report thereon.

## DIRECTORS

The directors of the Company in office at the date of this report or who held office during or since the financial year are:

> *Mr. Brian Sheeran*

Executive Chairman – (53 years)

Mr. Sheeran is a member of the Australian Institute of Company Directors. He started his career in mechanical engineering and gained further experience as a successful owner/operator in the marine and road transport industries. He has been a Director of various companies, covering mining, timber, farming ventures, earthmoving and haulage. He is a highly respected and successful businessman. Mr. Sheeran has been a Director since 1997.

> *Mr. Bruno Bamonte*

Finance Director – (44 years)

Mr. Bamonte is a Chartered Accountant and a member of the Australian Institute of Company Directors. He has consulted to a number of public companies on a range of areas including preparation of prospectuses, assistance to gain admission to the official list of the Australian Stock Exchange, assistance to seek re-quotation of shares for suspended companies, corporate governance, and other financial areas. Mr. Bamonte has been a Director since 1997 and is a member of the audit committee.

> *Dr. Michael Nissen*

Non Executive Director – (74 years)

Dr. Nissen is a qualified medical practitioner who graduated from Melbourne University and is a Member of Royal College of Physicians (UK). He was responsible for the building and was a co-owner of Florence Nightingale Hospital in Brighton, Victoria. He was also responsible as the Chief Executive and part owner in the development of Cedar Court Hospital in Camberwell, Victoria. He was for 25 years the honorary medical Director of the Montefiore Homes for the aged in Melbourne. He is a non executive director of the public company, Banque Tec Limited (formerly Australian Overseas Resources Ltd). Dr. Nissen was appointed a Director on 17 March 2000 and is the Chairman of the audit committee.

> *Mr. John Glynn*

Non Executive Director – (50 years)

Mr. Glynn is a practising lawyer with his own firm in Lismore Northern NSW. He was admitted as a Solicitor in 1980. He practised in partnership in Wagga Wagga for 10 years before moving to Lismore where he established his own practice, as well as being admitted to practice in Queensland. He has appeared in the Land and Environment Court and has a particular interest in environmental, company and aviation law Mr Glynn was appointed a Director on 17 March 2000 and is a member of the audit committee.

> *Dr. David McConchie*

Non Executive Director – (52 years)

Dr. McConchie is a Professor of Engineering and Environmental Geochemistry in the Centre for Coastal Management at Southern Cross University and a co-founder of the Centre for Research on Acid Sulphate Soils. He gained his MSc in geology (with distinction) in 1978 from the University of Canterbury, New Zealand and was awarded a PhD in 1985 by the University of Western Australia. He has published over 60 research papers and 5 books. Dr. David McConchie was appointed a Director on 10 July 2000.

## DIRECTORS MEETINGS

The number of directors' meetings and audit committee meetings, and number of meetings attended by each of the directors of the Company during the financial year were:

| | *Directors' Meetings* | | *Audit Committee Meetings* | |
|---|---|---|---|---|
| *Director* | *Attended* | *Held* | *Attended* | *Held* |
| B. Sheeran | 10 | 10 | n/a | n/a |
| B. Bamonte | 10 | 10 | 3 | 3 |
| M. Nissen | 10 | 10 | 3 | 3 |
| J. Glynn | 8 | 10 | 3 | 3 |
| D. McConchie | 10 | 10 | n/a | n/a |

## DIRECTORS BENEFITS

Directors' benefits are set out in Notes 22 and 23.

## DIRECTORS' AND SENIOR EXECUTIVE EMOLUMENTS

The remuneration policy is to ensure the remuneration package properly reflects the person's duties, responsibilities and level of performance and provides an incentive to attract, retain and motivate employees. Directors and key personnel may receive options under the Employee Option Incentive Scheme.

Details of the nature and amount of each major element of the emoluments of each director and senior executive of the Company follow.

| | *Consulting Fees/ Salary* | *Directors Fees* | *Superannuation Contributions* | *Total* |
|---|---|---|---|---|
| | *$* | *$* | *$* | *$* |
| *Directors* | | | | |
| B. Sheeran | 324,080 | 24,000 | 1,920 | 350,000 |
| B. Bamonte | 224,080 | 24,000 | 1,920 | 250,000 |
| M. Nissen | - | 24,000 | - | 24,000 |
| J. Glynn | - | 24,000 | 1,920 | 25,920 |
| D. McConchie | 36,000 | 24,000 | 4,800 | 64,800 |
| Total | 584,160 | 120,000 | 10,560 | 714,720 |

| | *Consulting Fees/ Salary* $ | *Superannuation Contributions* $ | *Total* $ |
|---|---|---|---|
| *Executives* | | | |
| W. Prast | 153,359 | - | 153,359 |
| T. Prowse | 120,000 | 9,600 | 129,600 |
| D. Drew | 106,869 | - | 106,869 |
| A. Craig | 92,390 | 4,523 | 96,913 |
| L. Fergusson | 62,500 | 5,000 | 62,500 |

## DIRECTORS' INTERESTS

The relevant interest of the Directors in the share capital of the Company as notified by the Directors in accordance with Section 205G(1) of the Corporations Act 2001, at the date of this report are as follows:

| *Director* | *Ordinary Shares* | *Options Exercisable at 75 cents by 30/11/02* | *Options Exercisable at $1.00 cents by 30/11/03* | *Options Exercisable at 56 cents by 30/11/03* |
|---|---|---|---|---|
| B. Sheeran | 2,765,542 | - | - | 600,000 |
| B. Bamonte | 1,255,000 | - | - | - |
| M. Nissen | 7,450,000 | - | 200,000 | - |
| J. Glynn | 6,300 | - | 200,000 | - |
| D. McConchie | 280,000 | 700,000 | 500,000 | - |

## OPTIONS

At the date of this report unissued ordinary shares of the Company under option are:

| *Expiry Date* | *Exercise Price* | *Number* |
|---|---|---|
| 30 November 2002 | $0.75 | 1,000,000 |
| 28 February 2003 | $0.20 | 10,000,000 |
| 31 August 2003 | $1.00 | 2,700,000 |
| 30 November 2003 | $1.00 | 900,000 |
| 30 November 2003 | $0.56 | 850,000 |
| 28 February 2004 | $0.47 | 200,000 |
| 30 July 2005 | $0.47 | 150,000 |
| 30 July 2005 | $1.00 | 1,100,000 |
| 31 October 2005 | $0.61 | 400,000 |
| | | 17,300,000 |

The options may be exercised at any time up until the expiry dates, and do not entitle the holder to participate in any share issue of any other body corporate. None of these options have been exercised at the date of this report.

During or since the end of the year, the Company has granted the following options over unissued ordinary shares to directors or executives.

| *Executive* | *Number of Options granted* | *Exercise price* | *Expiry date* |
|---|---|---|---|
| T. Prowse | 100,000 | $0.47 | 28 February 2004 |
| A. Craig | 100,000 | $0.47 | 28 February 2004 |

During or since the end of the financial year the Company issued ordinary shares as result of the exercise of options as follows:

| *Number of shares* | *Amount paid on each share* | *Market Value of Shares on date of exercise* |
|---|---|---|
| 26,509,919 | $0.20 | $0.34 to $0.49 |
| 4,218,773 | $0.30 | $0.375 |

There were no amounts unpaid on the shares issued.

## DIVIDENDS

The directors do not recommend the payment of a dividend, and no amount has been paid or declared by way of dividend since the end of the previous financial year and up to the date of this report.

## PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were environmental consulting, research and development of environmental remediation technology, and mining.

## REVIEW OF OPERATIONS

> *Environmental consulting*

The environmental consulting operations generated revenue of $800,047 for the year, and returned a loss of $26,084. The main focus of this area was the marketing of the Bauxsol™ Technology and to assist the technology to gain market acceptance. The main benefits from this work will be generated in future years.

The consolidated entity operated a specialised laboratory, and these facilities accounted for $621,946 of the turnover noted above compared to $307,777 for the 2001 year when the consolidated entity owned the business for 9 months of the year. This area is expected to continue to grow over the ensuing years.

> *Research and development of environmental remediation technology*

The consolidated entity continued its research and development programme into improving the efficiency of its Bauxsol™ Technology and potential new applications of this technology into other industries.

During the financial year the consolidated entity incurred costs of $1,804,866 on research and development, which was expensed in accordance with the consolidated entity's accounting policy.

> *Mining and Exploration*

The consolidated entity continues to hold a number of mining leases and exploration permits on highly prospective tenements in North Queensland and in the Drake area in New South Wales. These areas are at different stages of evaluation and planning. Work on these areas has been, and is planned to remain the minimum required to protect the consolidated entity's interest in the leases.

During the financial year the consolidated entity incurred a loss of $521,885 on its mining interests, which was expensed in accordance with the consolidated entity's accounting policy.

## STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:-

a. Issued 27,514,440 ordinary shares raising gross proceeds of approximately $10.6 million as part of a placement in the United Kingdom, which coincided with the admission of the Company's shares on the Alternative Investment Market of the London Stock Exchange.

b. Successfully completed trials in Romania for the treatment of Acid Mine Drainage and process water. These trials showcased the Bauxsol™ Technology to a number of European regulatory authorities, and have led to the establishment of relationships with strategic partners in Europe. The entity is pursuing opportunities as a result of these trials.

c. Entered into a number of strategic alliances throughout Europe and Asia that provides an extensive network to assist in the marketing of the Bauxsol™ Technology and the necessary infrastructure to market new applications. To date this infrastructure has focused on providing market intelligence and introducing the markets to the consolidated entity's products and capabilities.

Since the end of the financial year the consolidated entity has: -

(i) Entered into a contract with EXMIN (the principal company responsible for rehabilitating abandoned mine sites in Portugal) to treat an acid-mine-water body. The contract relates to a small body of water, and is valued at approx $100,000. The significance of the contract is that it will provide an additional showcase of the Technology in a region which has a mining tradition going back thousands of years, and with a countless number of tailings dams, mining ponds and remains of abandoned mining operations.

(ii) Completed the development of new Technologies and has lodged patent applications to protect the new Intellectual Property. The new Technologies developed include: -

> The BASECON™ Technology. This Technology provides an efficient treatment of Alumina refinery residues converting a caustic residue to a benign product. This new product is suitable for producing the raw materials for the Bauxsol™ Technology.

> The ViroSewage™ System. The new system provides solutions to the sewerage industry in the areas of phosphate reduction in the effluent from treatment plants and odour control.

(iii) Satisfied all corporate and commercial requirements to list on NASDAQ. The actual timing of the commencement of trading has not yet been determined but it is planned to coincide with the expansion of Virotec's environmental technologies into North American markets.

## EVENTS SUBSEQUENT TO BALANCE SHEET

There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to effect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

## LIKELY DEVELOPMENTS

The consolidated entity will continue to expand its commercialisation operations into Europe and North America. The consolidated entity also plans to continue its research and development into the Bauxsol™ Technology and its further applications to other environmental management and remediation areas, and other environmental technologies.

The consolidated entity will seek to retain a passive interest in its mining assets by finding joint venture partners to assist in the exploitation of the assets or by selling the assets and retaining an interest by way of royalty income.

## ENVIRONMENTAL REGULATIONS

The consolidated entity's mining operations are subject to a number of significant environmental regulations.

### > *Drake Tenements*

From 1 July 1999 the consolidated entity must meet the requirements of the new licensing system under the Protection of the Environment Operations Act 1997 (POEO Act) for its Drake tenements in Northern NSW. The POEO Act replaces the Pollution Control Act, Clean Waters Act, Noise Control Act, Environmental Offences and Penalties Act and the regulatory provisions from the Waste Minimisation and Management Act.

The Department of Mineral Resources requires security bonds to be in place for rehabilitating the mine site. This is currently set for the Drake tenements at approx. $178,000.The Directors consider adequate provision exists in the accounts for future rehabilitation costs.

### > *Queensland Tenements*

The Mines Department in Queensland also requires security bonds to be in place for rehabilitating the mine sites.The Consolidated entity currently holds a large number of mines sites and has in place security bonds of approx. $382,000.The Directors consider adequate provision exists in the accounts for future rehabilitation costs.

Based upon the results of their enquiries, the directors are not aware of any significant breaches of any environmental regulation during the period covered by this report.

## INDEMNIFICATION OF OFFICERS

The Company's constitution indemnifies any present and past director, secretary, or executive officer, subject to the Corporations Act 2001, against any liability incurred by them in that capacity, to a person where the liability does not arise out of a lack of good faith.

The Company also entered into a unilateral deed poll providing each officer with an indemnity, and entitles officers to inspect and be supplied with copies of all board papers in respect of their period of office.The deed is enforceable during the period in which they are officers of the Company and after they have ceased to be officers.

*Dated at Gold Coast this 30th day of September 2002.*
Signed in accordance with a resolution of the directors:

*B. SHEERAN*
Chairman

*B. BAMONTE*
Director

# >>> STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002

| | Note | *Consolidated* | | *Company* | |
|---|---|---|---|---|---|
| | | *2002* | *2001* | *2002* | *2001* |
| | | *A$* | *A$* | *A$* | *A$* |
| Revenue from sale of goods | | 97,819 | 254,356 | 97,819 | 254,356 |
| Revenue from rendering of services | | 800,047 | 511,644 | 16,069 | 55,382 |
| Other revenues from operating activities | | 640,708 | 232,686 | 640,500 | 226,897 |
| *Total Revenue* | 2 | 1,538,574 | 998,686 | 754,388 | 536,635 |
| Depreciation and amortisation expenses | 2 | (275,418) | (205,447) | (61,492) | (64,799) |
| Research and development expense | 2 | (1,804,866) | (921,126) | (1,104,723) | (921,126) |
| Mining interests expense | 2 | (489,839) | (339,414) | (489,839) | (339,414) |
| Employee costs and directors remuneration | 2 | (1,291,421) | (3,168,756) | (1,139,824) | (3,027,607) |
| Other expenses from operating activities | | (2,793,437) | (1,802,258) | (3,074,917) | (1,622,909) |
| *Total Expenses* | 2 | (6,654,981) | (6,437,001) | (5,870,795) | (5,975,855) |
| Loss from ordinary activities before income tax | | (5,116,407) | (5,438,315) | (5,116,407) | (5,439,220) |
| Income tax related to operating loss | 5 | - | - | - | - |
| *Net loss after income tax* | | (5,116,407) | (5,438,315) | (5,116,407) | (5,439,220) |
| Basic loss per share | 4 | ($0.034) | ($0.052) | | |

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 46 to 71.

# >>> STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2002

| | Note | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|---|
| *Current Assets* | | | | | |
| Cash assets | | 11,896,720 | 578,056 | 11,864,140 | 507,696 |
| Receivables | 6 | 178,435 | 187,664 | 15,092 | 33,260 |
| Inventory | 7 | 16,884 | 114,162 | 16,884 | 114,162 |
| Other | 8 | 107,267 | 473,176 | 107,138 | 454,441 |
| Total current assets | | 12,199,306 | 1,353,058 | 12,003,254 | 1,109,559 |
| *Non-Current Assets* | | | | | |
| Receivables | 6 | 555,781 | 553,404 | 2,362,198 | 2,434,381 |
| Other financial assets | 9 | - | - | 20,484 | 5 |
| Property, plant and equipment | 10 | 1,266,714 | 1,077,091 | 317,905 | 292,398 |
| Intangibles | 11 | 849,635 | 952,565 | - | - |
| Total non-current assets | | 2,672,130 | 2,583,060 | 2,700,587 | 2,726,784 |
| Total assets | | 14,871,436 | 3,936,118 | 14,703,841 | 3,836,343 |
| *Current Liabilities* | | | | | |
| Payables | 12 | 780,348 | 479,542 | 635,400 | 388,805 |
| Provisions | 13 | 109,831 | 76,572 | 87,183 | 67,534 |
| Total current liabilities | | 890,179 | 556,114 | 722,583 | 456,339 |
| *Non-Current Liabilities* | | | | | |
| Provisions | 13 | 790,000 | 610,000 | 790,000 | 610,000 |
| Total non-current liabilities | | 790,000 | 610,000 | 790,000 | 610,000 |
| Total liabilities | | 1,680,179 | 1,166,114 | 1,512,583 | 1,066,339 |
| Net assets | | $13,191,258 | $2,770,004 | $13,191,258 | $2,770,004 |
| *Equity* | | | | | |
| Contributed equity | 14 | 63,678,284 | 48,140,623 | 63,678,284 | 48,140,623 |
| Reserve | 16 | - | 2,000,000 | - | 2,000,000 |
| Accumulated losses | 17 | (50,487,026) | (47,370,619) | (50,487,026) | (47,370,619) |
| Total equity | | $13,191,258 | $2,770,004 | $13,191,258 | $2,770,004 |

The statements of financial position are to be read in conjunction with the notes to and forming part of the financial statements, as set on pages 46 to 71.

# >>> STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| *Cash flows from operating activities* | *Note* | *2002* *A$* | *2001* *A$* | *2002* *A$* | *2001* *A$* |
| Cash receipts in the course of operations | | 907,088 | 625,611 | 132,056 | 317,964 |
| Cash payments in the course of operations | | (3,474,019) | (2,462,040) | (2,791,430) | (2,018,759) |
| Interest received | | 438,377 | 173,353 | 438,374 | 173,353 |
| Net cash used in operating activities | 21(b) | (2,128,554) | (1,663,076) | (2,221,000) | (1,527,442) |
| *Cash flows from investing activities* | | | | | |
| Payments for property, plant and equipment | | (456,189) | (57,037) | (162,515) | (49,132) |
| Proceeds from sale of property, plant and equipment | | 8,650 | - | 26,650 | - |
| Payment for exploration, evaluation & development | | (309,839) | (339,414) | (309,839) | (339,414) |
| Payments for research & development | | (1,804,866) | (921,126) | (1,104,723) | (921,126) |
| Part payment for acquisition of a business | | - | (250,000) | - | - |
| Loans to controlled entities | | - | - | (841,112) | (463,898) |
| Investment in controlled entity | | - | - | (20,479) | - |
| Payment for security deposits | | (2,377) | (483,972) | (2,377) | (483,972) |
| Net cash used in investing activities | | (2,544,621) | (2,051,549) | (2,414,395) | (2,257,542) |
| *Cash flows from financing activities* | | | | | |
| Proceeds from issues of shares | | 17,138,457 | 1,288,989 | 17,138,457 | 1,288,989 |
| Share issue costs | | (1,146,618) | (454,177) | (1,146,618) | (454,177) |
| Net cash provided by financing activities | | 15,991,839 | 834,812 | 15,991,839 | 834,812 |
| *Net increase/(decrease) in cash held* | | 11,318,664 | (2,879,813) | 11,356,444 | (2,950,173) |
| *Cash at the beginning of the financial year* | | 578,056 | 3,457,869 | 507,696 | 3,457,869 |
| *Cash at the end of the financial year* | 21(a) | 11,896,720 | 578,056 | 11,864,140 | 507,696 |

The statements of cash flows are to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages 46 to 71.

# >>> NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

## 1A. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of this financial report, are:

### > *Basis of preparation*

The financial report is a general-purpose financial report, which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and does not take into account changing money values or, fair values of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency with current financial year amounts and other disclosures.

### > *Reclassification of financial information*

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing accumulated losses from the face of the statement of financial performance to Note 17.

### > *Principles of consolidation*

The consolidated financial statements of the economic entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity"). Where the entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

### > *Income tax – Note 5*

The consolidated entity adopts the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

## 1A. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

> *Inventory – Note 7*

Inventories are carried at the lower of cost and net realisable value. Cost is allocated on an average basis and includes direct material, labour and transportation costs to the point of sale and other fixed and variable overheads directly related to the production of the inventory. Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of selling and distribution to customers are estimated to establish net realisable value.

> *Investments – Note 9*

Investments in other companies are carried at the lower of cost, or recoverable amount being a directors' valuation based on market values at the time of the valuation. Dividends are brought to account as they are received.

> *Property, plant and equipment – Note 10*

Items of property, plant and equipment are recorded at cost and with the exception of freehold land are depreciated over their estimated useful lives. The depreciation rates used for each class of asset are as follows:

| | | |
|---|---|---|
| Plant and equipment | 10% - 23% | straight line |
| Motor Vehicles | 22.5% | diminishing value |
| Furniture and fittings | 20% - 30% | straight line |
| Computer equipment | 33% | straight line |

New assets are depreciated from the date of acquisition or from the time the assets are held ready for use. Profits and losses on disposal of non-current assets are taken into account in determining the results for the year.

> *Acquisitions of assets*

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the Company if a similar borrowing were obtained from an independent financier under comparable terms and conditions.

The costs of assets constructed or internally generated by the consolidated entity, other than goodwill, include the cost of materials and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets.

## 1A. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate, and the costs can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expensed as incurred.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

> *Recoverable amount of non-current assets valued on cost basis*

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

> *Accounts payable - Note 12*

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts are normally settled within 45 days.

> *Rehabilitation costs – Note 13*

Provision is made progressively in the financial statements for the estimated future mine site rehabilitation costs necessary to meet the requirements of the mining leases as notified by the relevant authorities.

These costs have been determined on the basis of current costs, legal requirements and technology. Significant uncertainty exists as to the amount of costs that will be incurred due to the impact of changes in environmental legislation.

> *Employee entitlements – Note 13*

The provision for employee entitlements to wages, salaries, annual leave and sick leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. Contributions to employee superannuation accumulation funds are charged as expenses as the contributions are paid or become payable.

> *Research and development costs*

Research and development expenditure is expensed as incurred. Where a grant is received relating to research and development costs the grant will be recognised as revenue.

## 1A. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

> *Mining interests costs*

Costs relating to the Company's mining interests are expensed as incurred.

> *Borrowing costs*

Borrowing costs includes interest and are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets, which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. No borrowing costs have been capitalised by the consolidated entity.

> *Intangible assets*

All costs associated with patents and trademarks are expensed in the period incurred.

> *Goodwill – Note 11*

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a business, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 10 years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

> *Goods and services tax*

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the assets or as part of the item of expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability.

Cash flows are included in the statement of cash flows on a gross basis. The GST of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

> *Revenue recognition*

Revenues are recognised at fair value of the consideration received net of the amount of GST.

## 1A. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

### > *Sale of goods*

Sales revenue compromises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of goods passes to the customer, which is normally upon delivery.

### > *Rendering of services*

Revenue from rendering services is recognised in the period in which the service is provided.

### > *Interest income*

Interest income is brought to account as it accrues.

### > *Other income*

Other income is brought to account when the consolidated entity's right to receive is established and the amount can be reliably measured.

### > *Foreign currency*

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the year in which the exchange rates change.

Translation of controlled foreign operations

The assets and liabilities of foreign operations, including controlled operations, associates and joint ventures, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian dollars at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance. For integrated operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

### > *Use of estimates*

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

## 18. CHANGE IN ACCOUNTING POLICIES

> *Earnings per share*

The consolidated entity has applied AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather then including notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The dilutive EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued now represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit of loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

> *Segment reporting*

The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping of individual products or services subject to similar risks and returns. The new business segments reporting are: Environmental Consulting, Mining Interests, Research and Development and Unallocated. Comparative information has been restated for the changes in definitions of segments.

## 2. OPERATING LOSS FROM ORDINARY ACTIVITIES

| | Notes | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|---|
| *Revenue from ordinary activites* | | | | | |
| Revenue from operating activities | | | | | |
| Sale of goods from operating activities | | 97,819 | 254,356 | 97,819 | 254,356 |
| Rendering of services from operating activities | | 800,047 | 511,644 | 16,069 | 55,382 |
| Other revenue from operating activities | | | | | |
| Interest received or due and receivable from other parties | | 438,374 | 173,353 | 438,374 | 173,353 |
| Sundry | | 49,893 | 43,632 | 76,335 | 37,843 |
| Net foreign exchange gain | | 123,791 | 15,701 | 123,791 | 15,701 |
| Proceeds from sale of non-current assets | | 28,650 | - | 2,000 | - |
| Total revenue from ordinary activities | | 1,538,574 | 998,686 | 754,388 | 536,635 |
| *Expenses from ordinary activities* | | | | | |
| Depreciation of: | | | | | |
| - plant and equipment | | 142,782 | 105,267 | 31,786 | 41,854 |
| - motor vehicles | | 3,015 | 4,950 | 3,015 | 4,950 |
| - computer equipment | | 17,995 | 12,377 | 17,995 | 12,377 |
| - office furniture and equipment | | 8,696 | 5,618 | 8,696 | 5,618 |
| Amortisation of goodwill | | 102,930 | 77,235 | - | - |
| Research & development expenditure written off | | 1,804,866 | 921,126 | 1,104,723 | 921,126 |
| Mining interests costs written off | | 309,839 | 239,414 | 309,839 | 239,414 |
| Cost of goods sold | | 129,865 | 275,207 | 129,865 | 275,207 |
| Cost of rendering services | | 556,075 | 373,594 | 1,341 | 57,394 |
| Lease rentals | | 116,343 | 64,854 | 92,343 | 55,854 |

## 2. OPERATING LOSS FROM ORDINARY ACTIVITIES (CONT)

| | Notes | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|---|
| Doubtful debts – controlled entities | | - | - | 915,672 | 203,823 |
| Loss on disposal of non-current asset | | 65,427 | 7,350 | 48,866 | 7,350 |
| Amounts set aside to provisions for | | | | | |
| - Rehabilitation of mining tenements | | 180,000 | 100,000 | 180,000 | 100,000 |
| - Employee entitlements | | 33,259 | 17,213 | 19,949 | 8,175 |
| Employee costs – administration and corporate | | 556,940 | 548,444 | 416,521 | 548,444 |
| Legal Fees | | 586,010 | 447,690 | 586,010 | 447,690 |
| Marketing expenses | | 311,276 | 233,256 | 311,276 | 230,598 |
| Accounting and audit services | 3 | 199,307 | 109,680 | 199,307 | 109,682 |
| Director remuneration | 22 | 714,720 | 479,163 | 714,720 | 479,163 |
| Other administration and corporate costs | | 815,636 | 414,563 | 778,871 | 227,136 |
| *Individually significant items included in loss from operating activities* | | | | | |
| Options value to Directors | 22 | - | 2,000,000 | - | 2,000,000 |
| *Total expenses from operating activities* | | 6,654,981 | 6,437,001 | 5,870,795 | 5,975,855 |

## 3. AUDITORS' REMUNERATION

| | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|
| Amounts received or due and receivable by the auditors for: | | | | |
| Audit and review of financial reports | 31,396 | 28,000 | 31,396 | 28,000 |
| Other services: | | | | |
| - Independent reports for overseas listings | 128,540 | 50,500 | 128,540 | 50,500 |
| - Taxation and other advice | 8,000 | 31,140 | 8,000 | 31,140 |
| - Independent report in relation to economic loss | 28,371 | - | 28,371 | - |
| | 196,307 | 109,640 | 196,307 | 109,640 |

## 4. EARNINGS PER SHARE

The options outlined in Note 14 are potential ordinary shares, however all potential ordinary shares at the end of the period were not dilutive and accordingly diluted earnings/ (loss) per share is not disclosed.

| | 2002 | 2001 |
|---|---|---|
| *Earnings reconciliation* | *A$* | *A$* |
| Net loss | (5,116,407) | (5,438,315) |
| Basic earnings (loss) | (5,116,407) | (5,438,315) |
| | *number* | *number* |
| Weighted average number of ordinary shares used in the calculation of basic loss per share | 150,430,225 | 102,158,210 |

## 5. TAXATION

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | A$ | A$ | A$ | A$ |
| *(a) Income tax expense* | | | | |
| Prima facie income tax benefit calculated at 30% (2001: 34%) on the operating loss | 1,534,922 | 1,849,026 | 1,534,922 | 1,849,334 |
| Increase in income tax benefit due to R&D expenditure | 54,147 | 62,637 | 54,147 | 62,637 |
| Decrease in income tax benefit due to non tax deductible items: | | | | |
| Directors remuneration paid by the issue of options | - | (680,000) | - | (680,000) |
| Professional fees (including legal) and commissions | (109,657) | (191,314) | (109,657) | (191,314) |
| Provision for doubtful debts of controlled entities | - | - | (274,702) | (69,300) |
| Foreign exchange gain on funds raised | 37,137 | - | 37,137 | - |
| Other expenses | (4,899) | 900 | (4,899) | 900 |
| Future income tax benefit in respect of income tax losses and timing differences not brought to account | (1,511,650) | (1,041,249) | (1,236,948) | (972,257) |
| Income tax expense | - | - | - | - |

## 5. TAXATION

*(b) Future income tax benefit not brought to account*

The potential future income tax benefit calculated at 30% (2001: 30%) arising from the following items has not been recognised as an asset because recovery is not virtually certain:

| | Note | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|---|
| Tax losses carried forward | | 6,712,960 | 5,361,542 | 6,574,740 | 5,289,300 |
| Capital losses | | 80,700 | 80,700 | 80,700 | 80,700 |
| Timing differences | | | | | |
| Employee entitlements | | 17,949 | 7,972 | 11,155 | 5,260 |
| Rehabilitation provision | | 252,000 | 198,000 | 252,000 | 198,000 |
| Prepaid expenses | | (32,180) | (5,700) | (31,141) | (80) |
| Net timing differences | | 237,769 | 200,272 | 232,014 | 203,180 |
| | | 7,031,429 | 5,642,514 | 6,887,454 | 5,573,180 |

The potential future income tax benefit will only be obtained if:

(i) The relevant Company derives future assessable income of a nature and an amount sufficient toenable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax assessment act 1997;

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

None of the tax losses carried forward have expiry dates.

## 6. RECEIVABLES

| | Note | Consolidated 2002 A$ | Consolidated 2001 A$ | Company 2002 A$ | Company 2001 A$ |
|---|---|---|---|---|---|
| *Current* | | | | | |
| Debtors | | 178,435 | 187,664 | 15,092 | 33,260 |
| *Non-Current* | | | | | |
| Loan - Controlled entities | 23 | - | - | 2,925,912 | 2,084,800 |
| Provision for doubtful debts | | - | - | (1,119,495) | (203,823) |
| | | - | - | 1,806,417 | 1,880,977 |
| Refundable security deposits and bonds | | 555,781 | 553,404 | 555,781 | 553,404 |
| | | 555,781 | 553,404 | 2,362,198 | 2,434,381 |

## 7. INVENTORY

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | A$ | A$ | A$ | A$ |
| Finished goods at net realisable value | 16,884 | 114,162 | 16,884 | 114,162 |

## 8. OTHER

| | | | | |
|---|---|---|---|---|
| Costs associated with fundraising | - | 454,176 | - | 454,176 |
| Other prepayments | 107,267 | 19,000 | 107,138 | 265 |
| | 107,267 | 473,176 | 107,138 | 454,441 |

The costs associated with fundraising in 2001 were written off against the proceeds of the issue which were received during the period.

## 9. OTHER FINANCIAL ASSETS

*Non-Current*

| | | | | |
|---|---|---|---|---|
| Shares in wholly owned controlled entities – at cost | - | - | 20,843 | 5 |
| | - | - | 20,843 | 5 |

*Names of controlled entities*

| | Date Acquired | 2002 % held | 2001 % held |
|---|---|---|---|
| Virotec Global Solutions Pty Ltd (1) | 15 August 1998 | 100 | 100 |
| Virotec Holdings Pty Ltd (1) | 20 October 2000 | 100 | 100 |
| Virotec Waste Management Pty Ltd (formerly Virotec Mining NSW Pty Ltd)(1) | 20 October 2000 | 100 | 100 |
| Virotec Development Pty Ltd (formerly Virotec Mining Qld Pty Ltd) (1) | 20 October 2000 | 100 | 100 |
| Virotec USA Inc.(2) | 23 January 2002 | 100 | - |
| Virotec Italia Srl (3) | 1 March 2002 | 100 | - |

(1) These entities are incorporated and carry on business in Australia. The entities are "small proprietary companies" and are not required to be audited for statutory purposes.

(2) This entity is incorporated and carries on business in the USA. It was acquired for $1.00 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

(3) This entity is incorporated and carries on business in Italy. It was acquired for $20,779 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

## 10. PROPERTY, PLANT AND EQUIPMENT

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | A$ | A$ | A$ | A$ |
| *Property plant and equipment* | | | | |
| Freehold land and buildings, at cost | 95,000 | 95,000 | 95,000 | 95,000 |
| Less: Amounts written off | (95,000) | (95,000) | (95,000) | (95,000) |
| | - | - | - | - |
| Plant and equipment, at cost | 1,439,653 | 1,305,534 | 320,376 | 465,334 |
| Less: Accumulated depreciation | (354,853) | (304,157) | (184,385) | (240,747) |
| | 1,084,800 | 1,001,377 | 135,991 | 224,587 |
| Motor vehicles, at cost | 52,457 | 37,978 | 52,457 | 37,978 |
| Less: Accumulated depreciation | (29,580) | (26,565) | (29,580) | (26,565) |
| | 22,877 | 11,413 | 22,877 | 11,413 |
| Computer equipment, at cost | 88,384 | 51,206 | 88,384 | 43,303 |
| Less: Accumulated depreciation | (31,817) | (12,377) | (31,817) | (12,377) |
| | 56,567 | 38,829 | 56,567 | 30,926 |
| Office furniture and equipment, at cost | 124,297 | 38,601 | 124,297 | 38,601 |
| Less: Accumulated depreciation | (21,825) | (13,129) | (21,825) | (13,129) |
| | 102,472 | 25,472 | 102,472 | 25,472 |
| Total property, plant and equipment, at net book value | 1,266,714 | 1,077,091 | 317,905 | 292,398 |

## 10. PROPERTY, PLANT AND EQUIPMENT (CONT)

*Reconciliations*

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | A$ | A$ | A$ | A$ |
| ***Plant & Equipment*** | | | | |
| Carrying amount at beginning of year | 1,001,377 | 273,043 | 224,587 | 273,043 |
| Additions | 312,378 | 840,200 | 18,704 | - |
| Disposals | (94,076) | (6,599) | (75,514) | (6,599) |
| Depreciation | (142,782) | (105,267) | (31,786) | (41,857) |
| Reclassification | 7,903 | - | - | - |
| Carrying amount at end of year | 1,084,800 | 1,001,377 | 135,991 | 224,587 |
| ***Motor Vehicles*** | | | | |
| Carrying amount at beginning of year | 11,413 | - | 11,413 | - |
| Additions | 14,479 | 16,363 | 14,479 | 16,363 |
| Depreciation | (3,015) | (4,950) | (3,015) | (4,950) |
| Carrying amount at end of year | 22,877 | 11,413 | 22,877 | 11,413 |
| ***Computer Equipment*** | | | | |
| Carrying amount at beginning of year | 38,829 | 20,476 | 30,926 | 20,476 |
| Additions | 43,636 | 30,730 | 43,636 | 22,827 |
| Depreciation | (17,995) | (12,377) | (17,995) | (12,377) |
| Reclassification | (7,903) | - | - | - |
| Carrying amount at end of year | 56,567 | 38,829 | 56,567 | 30,926 |
| ***Office Furniture & Equipment*** | | | | |
| Carrying amount at beginning of year | 25,472 | 21,898 | 25,472 | 21,898 |
| Additions | 85,696 | 9,942 | 85,696 | 9,942 |
| Disposals | - | (751) | - | (751) |
| Depreciation | (8,696) | (5,618) | (8,696) | (5,618) |
| Carrying amount at end of year | 102,472 | 25,472 | 102,472 | 25,472 |

## 11. INTANGIBLES

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | A$ | A$ | A$ | A$ |
| *Non current* | | | | |
| Goodwill | 1,029,800 | 1,029,800 | - | - |
| Accumulated Amortisation | (180,165) | (77,235) | - | - |
| | 849,635 | 952,565 | - | - |

Goodwill arose from the acquisition by the Company of an environmental consultancy business. The recoverability of this goodwill is supported by cashflow projections prepared by the directors and reviewed each year. If the cashflow projections are not achieved it may be necessary to write off part or all of the carrying value of goodwill.

## 12. ACCOUNTS PAYABLE

| | | | | |
|---|---|---|---|---|
| *Current* | | | | |
| Trade Creditors and accruals | 780,348 | 479,542 | 635,400 | 388,805 |

## 13. PROVISIONS

| | | | | |
|---|---|---|---|---|
| *Current* | | | | |
| Rehabilitation | 50,000 | 50,000 | 50,000 | 50,000 |
| Employee Entitlements | 59,831 | 26,572 | 37,183 | 17,534 |
| | 109,831 | 76,572 | 87,183 | 67,534 |
| *Non current* | | | | |
| Rehabilitation | 790,000 | 610,000 | 790,000 | 610,000 |
| Number of employees at year end | 31 | 17 | 11 | 8 |

## 14. CONTRIBUTED EQUITY

| | *Consolidated* | | *Company* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| | *A$* | *A$* | *A$* | *A$* |
| ***(a) Issued and paid up capital*** | | | | |
| Opening balance 109,950,709 ordinary shares issued (2001: 93,056,513 ordinary shares) | 48,140,623 | 45,105,835 | 48,140,623 | 45,105,835 |
| Add the following share issues:- | | | | |
| 27,514,400 ordinary shares issued at GBP£0.14 (A$0.384) per share pursuant to a prospectus issued in the United Kingdom | 10,570,861 | - | 10,570,861 | - |
| Options exercised at A$0.20 per share resulting in the issue of 26,509,919 ordinary shares | 5,301,984 | - | 5,301,984 | - |
| Options exercised at A$0.30 per share resulting in the issue of 4,218,773 ordinary shares | 1,265,632 | - | 1,265,632 | - |
| Options exercised at A$0.20 per share resulting in the issue of 3,938,945 ordinary shares | - | 787,788 | - | 787,788 |
| 2,700,000 ordinary shares issued on 30 September 2000, at A$0.60 per share, as part consideration of the acquisition price for a business acquisition | - | 1,620,000 | - | 1,620,000 |
| Options exercised at A$0.30 per share resulting in the issue of 4,000 ordinary shares | - | 1,200 | - | 1,200 |
| To consultants in respect of fees: | - | | - | |
| 1,250 shares at A$0.64 per share on 25 January 2001 | - | 800 | - | 800 |
| 250,000 shares at A$0.50 per share on 17 April 2001 | - | 125,000 | - | 125,000 |
| 10,000,000 ordinary shares due to the conversion of convertible notes | - | 500,000 | - | 500,000 |
| Less share issue costs | (1,600,816) | - | (1,600,816) | - |
| Closing balance 168,193,841 ordinary shares issued and outstanding (2001: 109,950,709 ordinary shares) | 63,678,284 | 48,140,623 | 63,678,284 | 48,140,623 |

## 14. CONTRIBUTED EQUITY (CONT)

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

| *(b) Options* | *2002 Number* | *2001 Number* |
|---|---|---|
| The following share options are on issue at 30 June 2002:- | | |
| Exercisable on or before 31 December 2001 at A$0.20 each | - | 21,055,089 |
| Exercisable on or before 31 March 2002 at A$0.20 each | - | 15,000,000 |
| Exercisable on or before 31 December 2001 at A$0.30 each | - | 4,372,456 |
| Exercisable on or before 31 December 2001 at A$1.00 each | - | 500,000 |
| Exercisable on or before 30 June 2002 at A$1.00 each | - | 250,000 |
| Exercisable on or before 30 June 2002 at A$2.00 each | - | 500,000 |
| Exercisable on or before 30 November 2002 at A$0.75 each | 1,000,000 | 1,000,000 |
| Exercisable on or before 31 August 2003 at A$1.00 each | 2,700,000 | 2,700,000 |
| Exercisable on or before 30 November 2003 at A$1.00 each | 900,000 | 900,000 |
| Exercisable on or before 28 February 2003 at A$0.20 each | 10,000,000 | 10,000,000 |
| Exercisable on or before 30 November 2003 at A$0.56 each | 850,000 | 850,000 |
| Exercisable on or before 28 February 2004 at A$0.47 each | 200,000 | - |
| Exercisable on or before 30 July 2005 at A$1.00 each | 1,100,000 | - |
| Exercisable on or before 30 July 2005 at A$0.47 each | 150,000 | - |
| Exercisable on or before 31 October 2005 at A$0.61 each | 400,000 | |
| | 17,300,000 | 57,127,545 |

## 15. OPTION INCENTIVE SCHEME

*Option Incentive Scheme*

The Company has an option incentive scheme which was approved at the annual general meeting on 29 November 2000.

The plan provides for eligible employees to receive options over ordinary shares each year for no consideration. The board may from time to time resolve to invite eligible employees to apply for a number of options as determined by the board. The maximum number of options able to be issued under the scheme is 5% of the total number of shares on issue. Each option is convertible to one ordinary share. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five business days preceding the date of granting the option.

All options expire on the earlier of their expiry date or termination of the employee's employment. The plan does not represent remuneration for past services.

## 15. OPTION INCENTIVE SCHEME (CONT)

Unissued ordinary shares of the Company under option are:

| *Issue date* | *Expiry date* | *Exercise price* | *Options issued* | *Total options exercised and shares issued* | | *Unissued options available* | |
|---|---|---|---|---|---|---|---|
| | | *A$* | | *2002* | *2001* | *2002* | *2001* |
| 11 April 2001 | 30 November 2003 | 0.56 | 850,000 | - | - | 850,000 | 850,000 |
| 20 July 2001 | 28 February 2004 | 0.47 | 200,000 | - | - | 200,000 | - |

The market value of shares under these options at 30 June 2002 was A$0.24.

No options issued under the option incentive scheme were exercised or expired during the year ended 30 June 2002.

## 16. RESERVES

| | *Consolidated* | | *Company* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| *Option reserve* | *A$* | *A$* | *A$* | *A$* |
| Balance at beginning of year | 2,000,000 | - | 2,000,000 | - |
| Add balance resulting from issue of options to the executive directors | - | 2,000,000 | - | 2,000,000 |
| Less transfer to accumulated losses | (2,000,000) | - | (2,000,000) | - |
| Total Reserves | - | 2,000,000 | - | 2,000,000 |

The Option Reserve includes the excess of the fair value of the options at the date the options were issued over the consideration received. These options were exercised or expired during the period and the option reserve has been transferred to accumulated losses.

## 17. ACCUMULATED LOSSES

| | *Consolidated* | | *Company* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| | *A$* | *A$* | *A$* | *A$* |
| Accumulated losses at beginning of year | (47,370,619) | (41,932,304) | (47,370,619) | (41,931,399) |
| Net loss after income tax | (5,116,407) | (5,438,315) | (5,116,407) | (5,439,220) |
| Transfer from option reserve | 2,000,000 | - | 2,000,000 | - |
| Accumulated losses at end of year | (50,487,026) | (47,370,619) | (50,487,026) | (47,370,619) |

## 18. SEGMENTS

*Industry segments*

The consolidated entity operates primarily in 3 industry segments – environmental consulting, mining interests and research and development of environmental remediation. The segments are determined based on several factors including nature of activities, customers and products/services provided.

Environmental Consulting encompasses the following areas:

> Laboratory analysis – operations of a laboratory in Melbourne, Australia providing chemical analysis.

> Fieldwork services – provision of on-site environmental management systems.

> Consulting services – provision of specialist advice on cleaner production, waste management and reversing processes that generate waste. Revenue from sales of the Bauxsol TM or other technologies are recognised in this segment.

Mining Interests – this segment consists of the consolidated entity's mining tenements and other mining assets. The tenements are not being actively explored. Revenue relates to the sale of tin which has been acquired from third parties and processed in the consolidated entity's mining plant.

Research and development of environmental remediation – this segment is involved in research and development of the Bauxsol™ technology. It currently has no sales.

There are no intersegment sales. Certain segments may share resources of the consolidated entity. Where this occurs, costs are allocated on a usage basis. The following table reflects the results of operations of the segments consistent with the consolidated entity's management systems.

| *2002* | *Environmental Consulting A$* | *Mining Interests A$* | *Research and Development of Environmental Remediation A$* | *Unallocated A$* | *Consolidated A$* |
|---|---|---|---|---|---|
| External customer revenue | 800,047 | 97,819 | - | - | 897,866 |
| Interest income | - | - | - | 438,374 | 438,374 |
| Other income | - | - | - | 202,334 | 202,334 |
| Total revenue | 800,047 | 97,819 | - | 640,708 | 1,538,574 |
| Depreciation and amortisation | 213,926 | 31,786 | - | 29,706 | 275,418 |
| Segment operating results | (26,084) | (521,885) | (1,804,866) | (2,763,545) | (5,116,407) |
| Acquisitions of non-current assets | 293,674 | 18,704 | - | 143,811 | 456,189 |
| Segment assets | 1,961,787 | 135,990 | - | 12,773,660 | 14,871,437 |
| Segment liabilities | (155,898) | (840,000) | - | (684,281) | (1,680,179) |

## 18. SEGMENTS (CONT)

| *2001* | *Environmental Consulting A$* | *Mining Interests A$* | *Research and Development of Environmental Remediation A$* | *Unallocated A$* | *Consolidated A$* |
|---|---|---|---|---|---|
| External customer revenue | 511,644 | 263,892 | - | - | 775,536 |
| Interest income | - | - | - | 173,353 | 173,353 |
| Other income | - | - | - | 49,797 | 49,797 |
| Total revenue | 511,644 | 263,892 | - | 223,150 | 998,686 |
| Depreciation and amortisation | 134,304 | 41,857 | - | 29,286 | 205,447 |
| Segment operating results | 80,656 | (360,265) | (921,126) | (4,237,580) | (5,438,315) |
| Acquisitions of non-current assets | 1,869,000 | - | - | 48,232 | 1,918,132 |
| Segment assets | 1,650,896 | 224,587 | - | 2,059,635 | 3,936,118 |
| Segment liabilities | (99,775) | (660,000) | - | (406,339) | (1,166,114) |

The revenue allocated to each segment from external customers relates to services rendered and sales from those segments. The losses of the industry segments reflect the trading results as managed and reported by the industry segments.

The unallocated segment revenues and expenses are attributable to the corporate overhead activities of Virotec not directly attributable to an industry segment. Such revenues include primarily interest income and such expenses include development of the corporate strategy and development of Virotec's international activities.

*Geographic segments*

The consolidated entity currently operates predominately in one geographic segment, namely Australia and its assets are located predominantly in Australia. The consolidated entity has established overseas controlled entities for contractual arrangements with customers.

## 19. CONTINGENCIES AND COMMITMENTS

*(a) Minesite rehabilitation*

The consolidated entity has security bonds and bank guarantees in place of A$555,781 for rehabilitation of mining leases. The amount equals the estimates of the relevant mining departments when the leases were first granted. A provision of A$840,000 for rehabilitation has been recorded for the expected cost to rehabilitate all mining leases. However, further liabilities may arise to the consolidated entity if the cost of rehabilitating the mining leases exceeds the current estimate.

## 19. CONTINGENCIES AND COMMITMENTS (CONT)

### *(b) Implications of native title*

The decisions of the High Court of Australia in Mabo v The State of Queensland (1992) 107 ALR 1 and the Wik Peoples v The State of Queensland (1998) 141 ALR 129 may have an effect on the consolidated entity's mining tenements. The Mabo case recognised that native title to land in Australia survived the Crown's acquisition of sovereignty. However, the acquisition of sovereignty exposed native title to extinguishment by the valid exercise of sovereign power inconsistent with the continued right to enjoy native title. The Wik Case decided that Queensland pastoral leases do not necessarily extinguish native title and as a result, certain mining tenements and real property interests granted after 1 January 1994 may be invalid if they affect native title and were not granted in accordance with the Native Title Act 1993. The Federal Government has passed legislation to address this issue. However, at the date of these accounts, it is not possible to accurately predict the implications of Native Title on the consolidated entity's interests in mining tenements.

### *(c) Litigation*

The Company has brought defamation cases against third parties. These matters may result in substantial legal costs being incurred. The Company is also party to other litigious matters in the ordinary course of business. It is impractical to determine the maximum contingent liability in relation to these matters.

In an action brought by the Environmental Protection Authority in New South Wales, the Company has been found to have breached the Protection of the Environment Operations Act 1997 by allowing the release of water from the site in November 1999 when the Company was known as Tin Australia N.L. At the hearing to determine the quantum of any fine payable for this breach in July 2002, the Company was fined A$30,000 and ordered to pay costs. The Company has accrued for the expected liability to arise from this matter.

The directors consider that litigation will not have a material effect on the operating results or financial position of the Company.

### *(d) Non-cancellable operating lease commitments*

Future operative lease commitments not provided for in the financial statements and payable:

| | *Consolidated* | | *Company* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| | *A$* | *A$* | *A$* | *A$* |
| Within 1 year | 111,380 | 97,695 | 111,380 | 97,695 |
| Within 1-5 years | 232,767 | 339,147 | 232,767 | 339,147 |
| Later than 5 years | - | 5,000 | - | 5,000 |
| | 344,147 | 441,842 | 344,147 | 441,842 |

## 20. CAPITAL COMMITMENTS

The consolidated entity has commitments under research agreements with Southern Cross University amounting to A$279,365 in 2003, A$120,275 in 2004 and A$76,867 in 2005.

While the Company remains listed on the Alternative Investment Market of the London Stock Exchange it has an annual commitment for fees of approximately A$100,000.

## 21. NOTES TO THE STATEMENTS OF CASH FLOWS

| | Consolidated | | Company | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| | *A$* | *A$* | *A$* | *A$* |
| *(A) Reconciliation of cash* | | | | |
| For the purposes of the statement of cash flows, cash includes cash on hand and at bank. Cash at the end of the financial year as shown in the statement of cash flows reconciled to the related items is in the balance sheet as follows: | | | | |
| Cash at bank | 11,896,720 | 578,056 | 11,864,140 | 507,696 |
| *(B) Reconciliation of operating loss after income tax to net cash used in operating activites* | | | | |
| Operating loss after income tax | (5,116,407) | (5,438,315) | (5,116,407) | (5,439,220) |
| Add non cash items: | | | | |
| Depreciation and amortisation | 275,418 | 205,447 | 61,492 | 64,799 |
| Loss on disposal of assets | 65,427 | 7,350 | 48,866 | 7,350 |
| Consulting fees - paid by the issue of shares | - | 125,800 | - | 125,800 |
| Directors remuneration – option issue | - | 2,000,000 | - | 2,000,000 |
| Provision for diminution of loans to controlled entities | - | - | 915,672 | 203,823 |
| Add/(less) items classified as investing/financing activities | | | | |
| Net exploration expenditures written off during the year | 309,839 | 339,414 | 309,839 | 339,414 |
| Net research and development costs written off during the year | 1,804,866 | 921,126 | 1,104,723 | 921,126 |
| Share issue costs | - | 454,176 | - | 454,176 |
| Changes in assets and liabilities: | | | | |
| Decrease/(increase) in receivables | 9,229 | (184,021) | 18,168 | (29,617) |
| Decrease/(increase) in prepayments | (88,269) | (469,699) | (106,875) | (450,964) |
| Decrease/(increase) in inventories | 97,278 | (34,588) | 97,278 | (34,588) |
| Increase/(decrease) in trade creditors | 60,644 | 292,841 | 246,595 | 202,104 |
| Increase/(decrease) in provisions | 453,420 | 117,393 | 199,649 | 108,355 |
| Net cash used by operating activities | (2,128,554) | (1,663,076) | (2,221,000) | (1,527,442) |

## 21. NOTES TO THE STATEMENTS OF CASH FLOWS (CONT)

*(C) Non cash financing and investing activities*

During the 2002 year, the Company;

> Issued 200,000 options to employees; and

> Issued 1,650,000 options to advisors in relation to the Company's listing on AIM.

During the 2001 year, the Company:

> Issued 2,700,000 ordinary fully paid shares as part consideration of A$1,620,000 for the acquisition of an environmental consultancy and laboratory analysis services business;

> Issued 2,700,000 options as part consideration for the acquisition of an environmental consultancy business;

> Issued 5,000,000 options to executive directors as part of their remuneration arrangements,

> Issued 1,300,000 options to non-executive directors;

> Issued 850,000 options to employees; and

> Issued 251,250 ordinary fully paid shares in relation to consulting fees.

These transactions were not reflected in the statements of cash flows.

## 22. REMUNERATION OF DIRECTORS AND EXECUTIVES

| *Directors* | *2002* | *2001* |
|---|---|---|
| The number of directors whose income from the Company or any related party falls within the following bands: | | |
| A$ 20,000 – A$ 29,999 | 2 | 2 |
| A$ 30,000 – A$ 39,999 | - | 1 |
| A$ 60,000 – A$ 69,999 | 1 | - |
| A$ 250,000 – A$ 259,000 | 1 | - |
| A$ 350,000 – A$ 359,000 | 1 | - |
| A$ 1,170,000 – A$ 1,179,999 | - | 1 |
| A$ 1,210,000 – A$ 1,219,999 | - | 1 |
| Total income paid or payable, or otherwise made available to all the directors of the Company from the Company or any related party. (The directors of the controlled entity are also directors of the consolidated entity) | A$714,720 | A$2,479,163 |

There were no retirement benefits paid to directors of the consolidated entity and/or its controlled entities. Not included in the above information is a director of a wholly owned overseas subsidiary, who received no fees for acting in the capacity of director during the year.

## 22. REMUNERATION OF DIRECTORS AND EXECUTIVES (CONT)

The 2001 amount includes options issued to executive directors. These options, exercisable at A$0.20 each, were issued to the executive Directors of the Company as part of their remuneration package and was negotiated and approved by an independent director in February 2000, when shares in the Company were trading at A$0.11 per share. Under ASX Listing rules, the options could only be issued after shareholder approval was received. This approval was received in November 2000 and the options were issued in December 2000 when shares in the Company were trading at approximately A$0.60 per share. Under Australian accounting requirements the value of the options were costed at the economic cost to the Company of A$0.40 each at the date the options were issued. The rise in the share price in the period between the date of agreement and the date of the shareholders meeting gave rise to this charge of A$2,000,000 being the fair value attributed to the options, to be included in the directors remuneration for the period.

*Executives*

| The number of executives whose remuneration from the consolidated entity or related party falls within the following bands: | 2002 | 2001 |
|---|---|---|
| A$ 100,000 - A$ 109,999 | 1 | - |
| A$ 120,000 - A$ 129,999 | 1 | 1 |
| A$ 150,000 - A$ 159,999 | 1 | - |
| A$ 250,000 - A$ 259,999 | 1 | - |
| A$ 350,000 - A$ 359,999 | 1 | - |
| A$ 1,170,000 - A$ 1,179,999 | - | 1 |
| A$ 1,210,000 - A$ 1,219,999 | - | 1 |
| Total remuneration received, or due and receivable from the consolidated entity or related parties by executive officers of the consolidated entity whose income is A$100,000 or more (The executives of the controlled entity are also executives of the consolidated entity) | A$989,828 | A$2,503,543 |

## 23. RELATED PARTIES

> *Directors*

The names of each person holding the position of director of Virotec International Ltd during the financial year are B. J. Sheeran, B. J. Bamonte, M. Nissen, J. Glynn and D. M. McConchie. Details of directors' remuneration are set out in Note 22. There were no retirement benefits paid to directors, and no loan advances to directors during the year. Apart from the details disclosed in this note, no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

## 23. RELATED PARTIES (CONT)

*Directors' holdings of shares and share options*

The interests of the directors of the consolidated entity and their director-related entities in shares and options of Virotec International Ltd at year-end are set out below:

| | Number Held | |
|---|---|---|
| | *2002* | *2001* |
| Fully paid ordinary shares | 11,756,842 | 10,596,842 |
| Options over ordinary shares | 2,200,000 | 6,861,096 |

During the 2002 year, the directors in aggregate sold nil shares (2001: 5,355,426 shares) in the Company and were issued with nil options (2001: 6,600,000 options). During the year the directors were issued 1,576,096 shares on exercise of 1,576,096 options and 3,085,000 options lapsed unexercised.

*Other transactions with the Company or its controlled entites*

During the 2002 year, Sheeran Nominees Pty Ltd, a company in which B. Sheeran is a shareholder, provided transport services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were A$23,575 (2001: A$176,523).

During the 2002 year, C. Boland, an associate of B. Sheeran, provided marketing and communication services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were A$56,596 (2001: A$52,850).

During the 2002 year, pursuant to an agreement with Nauveau Technology Investments Limited ("NTI"), a company in which B. Sheeran and D. McConchie are shareholders, under which the Company has a world wide exclusive licence to distribute and market technology owned by NTI, an amount of A$454 (2001: nil) is payable at the end of the period. Under this agreement the Company is responsible for all costs associated with the development of the technology and will pay a royalty to NTI upon the successful commercialisation of related technologies. Under the licence agreement, the Company pays NTI a royalty of 2% of the gross proceeds received from the exploitation of the intellectual property. From 1 July 2006, minimum royalties of A$100,000 are payable for the first year increasing by 10% per annum to a maximum of A$250,000 per annum. Virotec may terminate the agreement on 1 years notice in writing. The terms and conditions of this agreement are no more favourable than those available, or which might be reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

During the 2002 year, pursuant to an agreement between the Company, Southern Cross University ("SCU"), NTI and D. McConchie which enables D.McConchie to provide ongoing technical advice to the Company through SCU. A total amount of A$111,661 (2001: A$126,249) was paid or is payable at 30 June 2002. All payments were in the ordinary course of business and on normal commercial terms and conditions.

During the period, F. Davies-McConchie, an associate of D. McConchie, provided technical advice and other services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total amounts payable for the period were A$43,664 (2001: A$4,769).

## 23. RELATED PARTIES (CONT)

Under a retainer agreement dated 19 June 2001, Mr B Bamonte provides consultancy services to the Company, payments for which are included in directors remuneration.

Under a retainer agreement dated 19 June 2001, Mr B Sheeran provides consultancy services to the Company, payments for which are included in directors remuneration.

| | *Company* | |
|---|---|---|
| | *2002* | *2001* |
| | *A$* | *A$* |
| Details of interests in a wholly-owned controlled entities are set out in note 9. Details of dealings with these entities are set out below: | | |
| Balance with entities within the wholly owned group | | |
| Receivables - non-current loans | 2,925,912 | 2,084,800 |

These loans were unsecured, interest free and have no fixed term of repayment.

## 24. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES

*(A) Interest rate risk*

*Interest rate risk exposures*

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

| | *Weighted Ave Interest Rate* | *Floating interest rate A$* | *Fixed Interest Maturing In 1 Year or less A$* | *Non Interest Bearing A$* | *Total A$* |
|---|---|---|---|---|---|
| Financial Assets – 2002 | | | | | |
| Cash | 4.75% | 11,896,720 | - | - | 11,896,720 |
| Receivables - current | | - | - | 178,435 | 178,435 |
| Receivables – non-current | 1.50% | - | 56,016 | 499,765 | 555,781 |
| | | 11,896,720 | 56,016 | 678,200 | 12,630,936 |
| Financial Assets – 2001 | | | | | |
| Cash | 5.50% | 578,046 | - | - | 578,046 |
| Receivables - current | | - | - | 187,644 | 187,644 |
| Receivables - non-current | 1.50% | - | 56,016 | 497,388 | 553,404 |
| | | 578,046 | 56,016 | 685,032 | 1,319,094 |

## 24. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURES (CONT)

| | Weighted Ave Interest Rate | Fixed Interest Maturing In 1 Year or less A$ | 2 Years or less A$ | Non Interest Bearing A$ | Total A$ |
|---|---|---|---|---|---|
| Financial Liabilities – 2002 | | | | | |
| Accounts Payable | | - | - | 780,348 | 780,348 |
| | | - | - | 780,348 | 780,348 |
| Financial Liabilities – 2001 | | | | | |
| Accounts Payable | | - | - | 479,542 | 479,452 |
| | | - | - | 479,452 | 479,452 |

*(B) Credit risk exposure*

Credit risk represents the loss that would be recognised if counter-parties failed to perform as contracted

*On Balance Sheet Financial Information*

The credit risk on financial assets, excluding investments, of the consolidated entity, which have been recognised in the balance sheet, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity is not materially exposed to any individual customer or individual overseas country.

*Off Balance Sheet Financial Instruments*

There are no off balance sheet financial instrument credit risk applicable.

*Net fair values of financial assets and liabilities*

Valuation Approach - Net fair values of financial assets and liabilities are the equivalent of their book values.

## 25. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to effect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

# >>> DIRECTORS' DECLARATION

In the opinion of the directors of Virotec International Ltd: -

(a) The financial statements and notes, set out on pages 43 to 71, are in accordance with the Corporations Act 2001, including:

- giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

- complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

*Dated at Gold Coast this 30th day of September 2002.*

Signed in accordance with a resolution of the directors:

| | |
|---|---|
| *B. SHEERAN* | *B. BAMONTE* |
| Executive Chairman | Director |

## >>> INDEPENDENT AUDIT REPORT TO THE MEMBERS OF VIROTEC INTERNATIONAL LTD

### *Scope*

We have audited the financial report of Virotec International Ltd for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 25 and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

### *Audit opinion*

In our opinion, the financial report of Virotec International Ltd is in accordance with:

(a) the Corporations Act 2001, including:

- (i) Giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
- (ii) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory professional reporting requirements in Australia.

KPMG

P G Steer
Partner
Gold Coast
30 September 2002

## SHAREHOLDER INFORMATION

*The following shareholder information is as of 30 September 2002.*

> *Voting Rights*

Holders of ordinary shares are entitled to vote at any meeting of the members of the Company and their voting rights are: one vote per shareholder present on a show of hands, and one vote for each fully paid share held on a poll.

> *Distribution of shareholdings*

| *Range* | *Number of holders* | % | *Number of shares* | % |
|---|---|---|---|---|
| 1-1,000 shares | 432 | 7.1 | 317,285 | 0.2 |
| 1,001-5,000 shares | 2,552 | 42.0 | 7,941,638 | 4.7 |
| 5,001-10,000 shares | 1,362 | 22.4 | 11,376,566 | 6.8 |
| 10,001-100,000 shares | 1,570 | 25.9 | 46,698,613 | 27.8 |
| 100,001 shares and over | 153 | 2.5 | 101,859,739 | 60.5 |
| Total | 6,069 | 100 | 168,193,841 | 100 |

At 30 September 2002 the number of shareholders with less than a marketable parcel of ordinary shares (1-1471 shares) was 581, representing 504,248 shares. There is no current on market buy back.

> *Twenty Largest shareholders at 30 September 2002.*

| | | *Number of shares held* | *% of issued capital* |
|---|---|---|---|
| 1 | Odd Lot Nominees Pty Ltd | 12,916,244 | 7.68 |
| 2 | SFE Investments Pty Ltd | 12,111,085 | 7.20 |
| 3 | HSBC Global Custody Nominee (UK) Limited | 9,257,800 | 5.50 |
| 4 | Andwenrod Services Pty Ltd | 7,300,000 | 4.34 |
| 5 | Tobyone Inc | 4,579,830 | 2.72 |
| 6 | Yarandi Investments Pty Ltd | 4,212,261 | 2.50 |
| 7 | Revson International Pty Ltd | 3,028,558 | 1.80 |
| 8 | Stanlife Nominees Limited | 2,912,313 | 1.73 |
| 9 | National Nominees Pty Ltd | 2,683,227 | 1.60 |
| 10 | Sheeran Nominees Pty Ltd | 2,263,972 | 1.35 |
| 11 | Australian Overseas Resources Ltd | 2,000,000 | 1.19 |
| 12 | ANZ Nominees Limited | 1,383,138 | 0.82 |
| 13 | Mr Bruno Bamonte | 1,155,000 | 0.69 |
| 14 | Mr George Mooratoff | 1,000,000 | 0.59 |
| 15 | Giltspur Nominees Limited (Buns a/c) | 949,850 | 0.56 |
| 16 | Jetopay Pty Ltd | 929,596 | 0.55 |
| 17 | Kajang Nominees Pty Ltd | 900,000 | 0.54 |
| 18 | Nambucca Investments Pty Ltd (Superfund a/c) | 900,000 | 0.54 |
| 19 | Nabide Pty Ltd | 763,032 | 0.45 |
| 20 | Rock Nominees Limited (R840 a/c) | 714,285 | 0.42 |
| | Total of 20 largest holders | 71,960,191 | 42.78 |
| | Total number of shares issued | 168,193,841 | 100 |

## SHAREHOLDER INFORMATION (CONT)

> *Substantial shareholders (5% or more of issued capital) as at 30 September 2002:*

| | *Ordinary shares* | *% issued capital* |
|---|---|---|
| Odd Lot Nominees Pty Ltd | 13,249,577 | 7.88 |
| SFE Investments Pty Ltd | 12,111,085 | 7.20 |
| HSBC Global Custody Nominee (UK) Limited | 10,693,705 | 6.36 |
| Totals | 36,054,367 | 21.44 |

> *Unquoted securities on issue at 30 September 2002*

| *Description* | *Number of Options on issue* | *Number of holders* |
|---|---|---|
| Options expiring 30 November 2002 exercisable at $0.75<br>Issued to a director and employees | 1,000,000 | 4 |
| Options expiring 28 February 2003 exercisable at $0.20<br>Issued to Odd Lot Nominees Pty Ltd. | 10,000,000 | 1 |
| Options expiring 31 August 2003 exercisable at $1.00<br>Issued to:<br>Nambucca Investments Pty Ltd - 900,000 options<br>Kajang Nominees Pty Ltd - 900,000 options<br>Chromatography Resources Pty Ltd - 900,000 options | 2,700,000 | 3 |
| Options expiring 30 November 2003 exercisable at $0.56<br>Issued to employees. | 850,000 | 3 |
| Options expiring 30 November 2003 exercisable at $1.00<br>Issued to directors | 900,000 | 3 |
| Options expiring 28 February 2004 exercisable at $0.47<br>Issued to employees. | 200,000 | 2 |
| Options expiring 30 July 2005 exercisable at $0.47<br>Issued to Nabarro Wells & Co. Ltd. | 150,000 | 1 |
| Options expiring 30 July 2005 exercisable at $1.00<br>Holders in excess of 20%:<br>WH Ireland Limited – 1,000,000 options | 1,100,000 | 2 |
| Options expiring 31 October 2005 exercisable at $0.61<br>Issued to Global Markets Capital Corporation | 400,000 | 1 |
| Total number of unquoted securities on issue | 17,300,000 | |

## SHAREHOLDER INFORMATION (CONT)

### *Registered Office and Principal Administrative Office*

Building 50B
Pinewood Drive
Sanctuary Cove QLD 4212
AUSTRALIA
Tel: +61 7 5530 8014
Fax: +61 7 5530 8052
Website: www.virotec.com
Email: mail@virotec.com

### *Commercial Laboratory*

34 Norfolk Court
Coburg VIC 3058
AUSTRALIA

Additional offices are located in Italy, the United Kingdom, the Netherlands and the USA

### *Directors*

B. Sheeran (Executive Chairman)
B. Bamonte (Executive Director)
M. Nissen
J. Glynn
D. McConchie

### *Company Secretary*

A. Craig

### *Corporate Advisors*

Spruson & Ferguson
McCullough Robertson Lawyers
Jones Day Reavis & Pogue
KPMG
Nabarro Wells & Co Ltd
WH Ireland Limited
Global Markets Capital Corporation

### *Stock Exchange Listings*

Australian Stock Exchange
(Home Exchange - Brisbane)
ASX Code: VTI

Alternative Investment Market of the London Stock Exchange
AIM Code: VTI

The Company's securities are also listed on the Frankfurt and Berlin Stock Exchanges.

The Company has an approved but not yet activated Level 2 ADR program on Nasdaq in the USA.

### *Share Registry*

Computershare Investor Services Pty Limited
Level 27, 345 Queen Street
Brisbane QLD 4000
AUSTRALIA
Ph: +61 7 3237 2100
Fax: +61 7 3229 9860

Computershare Investor Services PLC
The Pavillions
Bridgewater Road
Bristol BS99 7NH
ENGLAND
Ph: +44 870 702 0002
Fax: +44 870 703 6114

### *Other Information*

Virotec International Ltd (ABN 81 004 801 398) is incorporated and domiciled in Australia, and is a publicly listed company limited by shares.



# TOWARDS A CLEANER ENVIRONMENT

NOTICE OF

ANNUAL GENERAL MEETING

27TH NOVEMBER 2002

VIROTEC
International Ltd

# NOTICE OF ANNUAL GENERAL MEETING

*VIROTEC INTERNATIONAL LTD*
*ACN 004 801 398*

Notice is given that the Annual General Meeting of Virotec International Ltd ('Company') will be held at 10.30 am on 27 November 2002 at the ASX Lecture Theatre, Level 5 Riverside Centre, 123 Eagle Street, Brisbane, Australia.

## AGENDA

### *ORDINARY BUSINESS*

*Financial statements and reports*

1. To receive and consider the financial statements and reports of the directors and the auditors for the year ended 30 June 2002.

*Election of director*

To consider and, if thought fit, to pass the following as ordinary resolution:

2. *"That David McConchie who retires by rotation in accordance with the Company's constitution, and being eligible, be re-elected as a director of the Company."*

Information about the candidate appears in the accompanying Explanatory Memorandum.

### *SPECIAL BUSINESS*

*Election of director*

To consider and, if thought fit, to pass the following as a special resolution:

3. *"That Michael Nissen who, retires as required by the Corporations Act, be re-elected as a director of the Company in accordance with the provisions of the Corporations Act."*

Information about the candidate appears in the accompanying Explanatory Memorandum.

*Amendment to Option Incentive Scheme*

To consider and, if thought fit, to pass the following as a special resolution:

4. *"That the Company's Option Incentive Scheme be amended by deleting the existing Clause 6.2 and replacing it with the following clause:*

   *The Exercise Price of an Option will be the weighted average sale price of the Company's Shares sold during the 10 trading days immediately prior to the Grant Date or, if there has been no trading during this time, at the average price calculated on the last 5 sales, or such higher price as the Board determines, but in any event will be no less than any minimum for the Exercise Price required by the Listing Rules."*

An Explanatory Memorandum accompanies this notice of meeting and shareholders should read this document in full.
By Order of the Board

*AJ Craig*
Secretary
21 October 2002

## NOTES

A member who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy.

The proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If you wish to appoint a proxy and are entitled to do so, then complete and return the enclosed proxy form.

A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

The Company has determined in accordance with section 1109N Corporations Act that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members as at 7.00pm on 25 November 2002.

If you have any queries on how to cast your votes then call the Company on (07) 5530 8014 during business hours.

# NOTES FOR COMPLETION OF PROXY FORM

*VIROTEC INTERNATIONAL LTD*
*ACN 004 801 398*

*1. Appointment of Proxy*

If the person you wish to appoint is someone other than the chairman of the Meeting please write their name in the space provided. If you leave this section blank, or your proxy holder does not attend the Meeting, the chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the Company.

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001. The Company will require written proof of the representative's appointment to be lodged with or presented to the Company before the Meeting.

*2. Votes on Items of Business*

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any one item by inserting a percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

*3. Appointment of a Second Proxy*

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional proxy form can be obtained by contacting the Company Secretary on +617 5530 8014 or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first proxy form and second proxy form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half of your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

*4. Lodgment of Proxy*

If you wish to make effective appointment of a proxy, you must complete, sign and lodge the form (and any power of attorney under which it is signed) at either:

Virotec International Ltd
PO Box 188
Hope Island QLD 4212
Australia

Or by facsimile to:

+617 5530 8052

Proxies must be received at least 48 hours before the commencement of the Meeting on 27 November 2002. Any proxy form received after that time will not be valid for the scheduled meeting.

# PROXY FORM

*VIROTEC INTERNATIONAL LTD*
*ACN 004 801 398*

*I/ We* ______________________________________________

(Print name of shareholder in block letters)

______________________________________________

(Print address of shareholder in block letters)

being a member/members of *Virotec International Ltd*, hereby appoint

______________________________________________

(Print name of proxy in block letters)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at 10.30 am on 27 November 2002 and at any adjournment thereof.

I/we understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as they think fit.

(A tick or a cross should be placed in the appropriate box if the Member wishes to direct the proxy to vote on a poll.)

| *Ordinary Business* | *FOR* | *AGAINST* | *ABSTAIN* |
|---|---|---|---|
| Item 2 – Election of director – Dr. D McConchie | | | |
| Item 3 – Election of director – Dr. M Nissen | | | |
| Item 4 – Amendment to Option Incentive Scheme | | | |

*Sign Here* - This section must be signed for your instruction to be executed.

| | | |
|---|---|---|
| | | |

*General Signing Instructions*

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the holder must sign.

Joint Holding: Where the holding is in more then one name, all of the holder must sign.

Power of Attorney: To sign under power of attorney, you must have already lodged this document with Company. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please indicate office held by signing in the appropriate place.

*SEE REVERSE FOR FURTHER INSTRUCTIONS*

## EXPLANATORY MEMORANDUM

*VIROTEC INTERNATIONAL LTD*
*ACN 004 801 398*

The Annual General Meeting of Virotec International Ltd ("the Company") is to be held on 27 November 2002 at 10.30am at the ASX Lecture Theatre, Level 5 Riverside Centre, 123 Eagle Street Brisbane, Australia. This Explanatory Memorandum forms part of the formal notice of meeting for members.

### *ORDINARY BUSINESS*

#### *Resolution 2 - Election of director (retirement by rotation)*

In accordance with the Company's Constitution, David McConchie automatically retires at the next meeting of members and, being eligible, has offered himself for re-election as a director of the Company. The Company's remaining directors recommend to members that Dr McConchie be re-elected.

#### *Dr. David McConchie*

Dr. David McConchie is a Professor of Engineering and Environmental Geochemistry in the Centre for Coastal Management at Southern Cross University and a co-founder of the Centre for Research on Acid Sulphate Soils. He gained his MSc in geology (with distinction) in 1978 from the University of Canterbury, New Zealand and was awarded a PhD in 1985 by the University of Western Australia. He has published over 60 research papers and five books. Dr. David McConchie was appointed a Director on 10 July 2000 and was re-elected as a director on 29 November 2000.

### *SPECIAL BUSINESS*

The following resolutions require the approval of 75% of eligible votes cast.

#### *Resolution 3 - Election of directors*

Under the provisions of the Corporations Act, a director who is over 72 years of age must be offered for election each year and the resolution for election be passed as a special resolution of members. Dr Michael Nissen is over 72 years of age and accordingly is standing for re-election. The Company's remaining directors recommend to members that Dr Nissen be elected as a director of the Company.

#### *Dr. Michael Nissen*

Dr. Nissen is a legally qualified medical practitioner who graduated from Melbourne University and is a Member of Royal College of Physicians (UK). He was responsible for the building and was a co-owner of Florence Nightingale Hospital in Brighton, Victoria. He was also responsible as the Chief Executive and part owner in the development of Cedar Court Hospital in Camberwell, Victoria. He was for 25 years the honorary medical Director of the Montefiore Homes for the aged in Melbourne. He is a Non-Executive Director of the public company, Banque Tec Limited (formerly Australian Overseas Resources Ltd). Dr. Nissen was appointed a Director on 17 March 2000 and was re-elected as a director on 28 November 2001.

#### *Resolution 4 – Amendment to Option Incentive Scheme*

Clause 6.2 of the Company's Option Incentive Scheme currently provides:

*"The Exercise Price of an Option will be the weighted average sale price of the Company's Shares sold during the 10 trading days immediately prior to the Grant Date or, if there has been no trading during this time, at the average price calculated on the last 5 sales, but in any event will be no less than any minimum for the Exercise Price required by the Listing Rules."*

The practical effect of the provision is that the exercise price will be the weighted average market price ("WAP") of shares traded over the 10 days prior to the grant of options subject to any minimum exercise price of the ASX listing rules.

The directors wish to have the flexibility to issue options with a higher exercise prices that the WAP to ensure the options are providing sufficient incentive for employees.

It is proposed that the existing Clause 6.2 be deleted and be replaced by the following clause with the changes marked in bold font and underlined:

*"The Exercise Price of an Option will be the weighted average sale price of the Company's Shares sold during the 10 trading days immediately prior to the Grant Date or, if there has been no trading during this time, at the average price calculated on the last 5 sales,* ***<u>or such higher price as the Board determines,</u>*** *but in any event will be no less than any minimum for the Exercise Price required by the Listing Rules."*

A full copy of the Option Incentive Scheme is available on request.

www.virotec.com

Virotec International Ltd
PO Box 188, Hope Island, Queensland 4212 Australia
Telephone: 07 5530 8014 Facsimile: 07 5530 8052
Email: mail@virotec.com
ABN 81 004 801 396

*"As we enter the 21st century, we can throw out the notion that more pollution means more progress. Environmentalism is no longer a philosophy preached by a passionate minority. It is a core business objective. Poor environmental performance damages a company's efficiency, its sustainability and its prosperity."*

www.virotec.com

Virotec International Ltd
PO Box 188, Hope Island, Queensland 4212 Australia
Telephone: 07 5530 8014 Facsimile: 07 5530 8052
Email: mail@virotec.com
ABN 81 004 801 396